Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ASCENTAGE PHARMA GROUP INTERNATIONAL

亞盛醫藥集團

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6855)

ANNOUNCEMENT OF UNAUDITED INTERIM RESULTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025

The Board is pleased to announce the unaudited consolidated results of Ascentage Pharma Group International for the six months ended June 30, 2025, together with the comparative figures for the six months ended June 30, 2024.

FINANCIAL HIGHLIGHTS

Revenue for the six months ended June 30, 2025 was RMB233.7 million (US$32.6 million) which represents a decrease of RMB590.0 million (US$80.7 million), or 71.6%, as compared to the six months ended June 30, 2024, primarily because of intellectual property revenue of RMB678.4 million (US$95.3 million) during the six months ended June 30, 2024. Product sales from Olverembatinib in China increased by RMB104.5 million (US$14.9 million), or 93%, to RMB217.4 million (US$30.3 million) for the first half of 2025 compared to RMB112.9 million (US$15.5 million) for the six months ended June 30, 2024.

Total operating expenses for the six months ended June 30, 2025 increased by RMB145.3 million (US$21.5 million), or 23.4% to RMB766.0 million (US$106.9 million), as compared to the same period of 2024. Research and development expenses increased by RMB84.5 million (US$12.7 million), or 19.0%, to RMB528.6 million (US$73.8 million) for the six months ended June 30, 2025 primarily attributable to increased external research and development expenses related to our ongoing global clinical trials. Selling and distribution expenses increased by RMB48.2 million (US$6.9 million), or 53.7%, to RMB137.8 million (US$19.2 million) for the six months ended June 30, 2025, primarily attributable to expansion in commercialization of Olverembatinib and preparation for the launch of Lisaftoclax.

Net loss was RMB590.8 million (US$82.5 million) for the six months ended June 30, 2025, compared to profit of RMB162.8 million (US$22.4 million) for the six months ended June 30, 2024, which was primarily attributable to the decrease in intellectual property revenue as explained above.

As at June 30, 2025, the Group’s cash and bank balances were RMB1,661.5 million (US$231.9 million), or an increase of RMB400.2 million (US$59.1 million), or 31.7% compared with RMB1,261.2 million (US$172.8 million) as at December 31, 2024, which was primarily attributable to the net proceeds of US$132.5 million from its U.S. initial public offering in January 2025. In addition, after the Reporting Period, in July 2025, we have received net proceeds of HK$1,492.5 million (US$190.1 million) arising from the 2025 Placing.

BUSINESS HIGHLIGHTS

Lisaftoclax has been approved in China for CLL/SLL

1.	On July 10, 2025, Lisaftoclax was approved by China’s National Medical Products Administration (NMPA) for the treatment of adult patients with chronic lymphocytic leukemia/small lymphocytic lymphoma (CLL/SLL) who have previously received at least one systemic therapy, including Bruton’s tyrosine kinase, or BTK, inhibitors.

2.	This approval for Lisaftoclax demonstrates Ascentage Pharma’s exceptional ability to execute its overall strategy in translating clinical development to approved products. Lisaftoclax is the first Bcl-2 inhibitor to receive conditional approval and marketing authorization for the treatment of patients with CLL/SLL in China, and the second Bcl-2 inhibitor approved globally.

Olverembatinib revenue grew significantly after NRDL coverage expansion

1.	Revenue from sales of Olverembatinib in China increased 93% to RMB217.4 million (US$30.3 million) for the six months ended June 30, 2025, compared to RMB112.9 million (US$15.5 million) for the six months ended June 30, 2024.

2.	All approved indications of Olverembatinib are covered since January 2025 by the China’s National Reimbursement Drug List, or NRDL, which bolstered the affordability and accessibility of the drug in China.

3.	The number of hospitals where Olverembatinib are on formulary and Direct-to-Patient, or DTP, pharmacies reached 782 as of June 30, 2025, a 17% increase compared to June 30, 2024. In particular, the number of hospitals where Olverembatinib is on formulary increased approximately 47% over the same period to 295 hospitals as of June 30, 2025 from 201 hospitals as of June 30, 2024.

MANAGEMENT DISCUSSION & ANALYSIS

OVERVIEW

We are a global, commercial stage, integrated biopharmaceutical company engaged in the discovery, development and commercialization of novel, differentiated therapies to address unmet medical needs in cancer.

Our lead drug products, Olverembatinib and Lisaftoclax, were developed by us to treat multiple major hematological malignancies as well as solid tumors that occur globally. Currently, for hematological malignancies, Olverembatinib is directed towards or intended to address chronic myeloid leukemia, or CML, and acute lymphocytic leukemia, or ALL, and Lisaftoclax is directed towards or intended to address chronic lymphocytic leukemia, or CLL, small lymphocytic leukemia, or SLL, acute myeloid leukemia, or AML, myelodysplastic syndrome, or MDS, and multiple myeloma, or MM. These particular hematological diseases alone are expected to exceed US$160 billion in aggregate market size by 2035, according to an industry report commissioned by us and independently prepared by Frost & Sullivan, or the F&S Report.

Our first product, Olverembatinib, is a novel, next-generation tyrosine kinase inhibitor, or TKI, that was the first BCR-ABL1 TKI approved in China for treatment of patients with CML in chronic phase, or CML-CP, with T315I mutations, CML in accelerated phase, or CML-AP, with T315I mutations, and CML-CP that is resistant and/or intolerant to first and second-generation TKIs. We are currently commercializing Olverembatinib in China. Since January 2025, all commercialized indications of Olverembatinib have been included in the NRDL, which bolstered the affordability and accessibility of the drug in China. We are currently conducting an FDA-cleared, registrational Phase III trial, called POLARIS-2, of Olverembatinib for CML. In addition, we are conducting registrational Phase III trials for patients with newly diagnosed Ph+ ALL and SDH-deficient GIST patients. In June 2024, we entered into an Exclusive Option Agreement with Takeda Pharmaceuticals International AG, or Takeda, pursuant to which we granted Takeda an exclusive option to enter into an exclusive license agreement for Olverembatinib. If exercised, the Option would allow Takeda to license global rights to develop and commercialize Olverembatinib in all territories outside of the PRC, Hong Kong, Macau, Taiwan and Russia.

Our second product, Lisaftoclax, is a novel Bcl-2 inhibitor that, on July 10, 2025, was approved by China’s NMPA for the treatment of adult patients with CLL/SLL, who have previously received at least one systemic therapy including BTK inhibitors. This milestone makes Lisaftoclax the first Bcl-2 inhibitor receiving conditional approval and marketing authorization for the treatment of patients with CLL/SLL in China, and the second Bcl-2 inhibitor approved globally. We are also currently conducting four registrational Phase III trials of Lisaftoclax: (1) the GLORA study of Lisaftoclax in combination with BTK inhibitors in patients with CLL/SLL previously treated with BTK inhibitors for more than 12 months with suboptimal response, (2) the GLORA-2 study in combination with acalabrutinib in patients with newly diagnosed CLL/SLL, (3) the GLORA-3 study in combination with azacitidine, or AZA, in newly diagnosed, elderly and unfit patients with AML; and (4) the GLORA-4 study in combination with AZA in patients with newly diagnosed higher risk, or HR, MDS.

Our central strategy has been to leverage our expertise in chemistry to synthesize inhibitors targeting proteins and pathways that drive the key hallmarks of cancer. Beyond our two products, we have several other clinical-stage assets in U.S., China or international clinical trials. To date, we have utilized our knowledge of small molecule discovery together with our ability to execute clinical trials globally to develop novel treatments to address unmet medical needs in cancer. Backed by our strong scientific foundation, we use state-of-the-art technologies to discover and develop innovative therapeutic agents directed towards our target patient populations.

We are empowered by our technical expertise in structure-based drug design and our innovative drug discovery engine, which allows us to address unmet medical needs by targeting key apoptotic pathways and tyrosine kinases that have been well-known and validated in the field. These core competencies have allowed us to develop small molecule and degrader candidate therapeutics against a range of well-characterized apoptotic targets including Bcl-2, Bcl-2/Bcl-xL, IAP, and MDM2-p53. In addition, we are building next-generation cell signaling inhibitor candidates (i.e., BCR-ABL1, ALK, FAK inhibitors) as well as epigenome-modifying agents (i.e., EED inhibitor). Earlier stage in our pipeline, we are harnessing our deep understanding of protein degraders to develop a wide range of therapeutic candidates, such as proteolysis targeting chimera molecules, or PROTACs, that target traditionally undruggable proteins that are implicated in oncogenesis. We are the only company in the world with active clinical programs targeting all three known classes of key apoptosis regulators, according to the F&S Report.

Leveraging our robust internal research and development capabilities, we have built an intellectual property portfolio with rights that span globally. As of June 30, 2025, we cumulatively have 478 issued patents globally, which includes over 20 new patents issued during the reporting period, while excluding the expiration and abandonment of certain patents unrelated to our core product portfolio. 342 issued patents are issued outside of China as of the end of the Reporting Period.

We have also established collaborations and other relationships with leading biotechnology and pharmaceutical companies around the world, including a collaboration and license agreement with Innovent as well as clinical collaboration agreements with AstraZeneca, Merck & Co., and Pfizer Inc. We also have research and development collaborations with leading research institutions, including, but not limited to, Dana-Farber Cancer Institute, Mayo Clinic, MD Anderson Cancer Center, National Cancer Institute, and the University of Michigan.

BUSINESS OVERVIEW

Product Pipeline

The following table summarizes our clinical-stage pipeline consisting of six small molecule drug candidates, including ongoing trials for Olverembatinib and Lisaftoclax for oncology indications beyond those currently approved in China, along with the development status of each candidate, as of July 31, 2025:

1.	The globe icon refers to trials that have received clearance, or for which we expect to obtain clearance, in two or more countries or regions. The U.S. flag refers to trials for which we have received clearance from the FDA to conduct trials in the United States. The China flag refers to trials for which we have conducted, are currently conducting, or plan to conduct only in China.

2.	The globe icon also indicates having global development and commercialization rights.

3.	CLL/SLL patients who have previously received at least one systemic therapy, including BTK inhibitors.

4.	Registrational trials for ongoing CLL/SLL, AML and MDS. Phase 2 trials ongoing for MM.

5.	Two registrational trials ongoing for NSCLC. Phase 2 trials ongoing for ovarian cancer.

Current Core Products

Olverembatinib (HQP1351)

Our first product, Olverembatinib, is a novel, next-generation TKI. Olverembatinib is the first third generation BCR-ABL1 TKI approved in China for treatment of patients with CML-CP with T315I mutations, CML-AP with T315I mutations and CML-CP that is resistant and/or intolerant to first and second-generation TKIs. Olverembatinib received support from China’s National Major New Drug Discovery and Manufacturing Program. Since January 2025, all approved indications of Olverembatinib are covered by the China’s NRDL, which bolstered the affordability and accessibility of the drug in China.

Olverembatinib was included as an Emerging Treatment Option in the 2024 National Comprehensive Cancer Network USA, or NCCN, guidelines for the management of CML and received recommendation from the Chinese Society of Clinical Oncology, or CSCO, guidelines for the treatment of CML and Ph+ ALL. As of the date of this report, the FDA has granted four Orphan Drug Designations (ODDs) to Olverembatinib, including for CML, ALL, AML and GIST, as well as Fast-Track Designation for treatment of CML in patients with certain genetic markers who have failed to respond to treatments with existing TKIs. Olverembatinib was also granted an Orphan Designation by the European Medicines Agency, or EMA, for the treatment of CML.

The following table summarizes registrational trials that were completed or ongoing worldwide for Olverembatinib:

1.	The globe icon as used in this table refers to trials that are currently taking place in at least two countries. The US flag refers to trials for which we have received clearance from the FDA to conduct trials in the United States. The China flag refers to trials for which we have conducted only in China.

The recent progress of Olverembatinib is as follows:

Commercial progress

1.	Revenue from sales of Olverembatinib in China increased 93% to RMB217.4 million (US$30.3 million) for the six months ended June 30, 2025, compared to RMB112.9million (US$15.5 million) for the six months ended June 30, 2024.

2.	All approved indications of Olverembatinib are covered since January 2025 by China’s NRDL, which bolstered the affordability and accessibility of the drug in China.

3.	The number of DTP pharmacies and hospitals where Olverembatinib is on formulary reached 782 as of June 30, 2025, a 17% increase compared to June 30, 2024. In particular, the number of hospitals where Olverembatinib is on formulary increased 47% compared to June 30, 2024.

4.	In April 2025, Olverembatinib received an upgraded recommendation in the CSCO Guidelines for the Diagnosis and Treatment of Leukemias in Children and Adolescent and retained its recommendations in the CSCO Guidelines for the Diagnosis and Treatment of Hematological Malignancies.

Clinical progress

1.	We continue enrollment in a registrational Phase III clinical trial of Olverembatinib in combination with chemotherapy versus imatinib in combination with chemotherapy in patients with newly diagnosed Ph+ ALL (POLARIS-1).

2.	We continue enrollment in a FDA-cleared registrational Phase III clinical trial of Olverembatinib for previously treated CML-CP patients, both with and without T315I mutation (POLARIS-2).

3.	We continue enrollment in a registrational Phase III clinical trial of Olverembatinib for the treatment of patients with SDH-deficient GIST who have failed prior systemic treatment (POLARIS-3).

4.	We obtained Breakthrough Therapy Designation (BTD) for Olverembatinib in March 2025 from the CDE of China’s NMPA for combination with low-intensity chemotherapy for the first-line treatment of newly-diagnosed patients with Ph+ ALL.

Data publications

1.	In June 2025, the updated results from multiple studies of Olverembatinib were presented as posters at the 2025 European Hematology Association Hybrid Congress (EHA 2025). The results showed broad therapeutic potential and demonstrated clinical benefit in the treatment of Ph+ ALL. According to the results, Olverembatinib demonstrated high CR and CMR rates, as well as favorable tolerability in first-line treatment of newly diagnosed and relapsed/refractory Ph+ ALL as well as specific subtypes of some hematologic malignancies (e.g., myeloid/lymphoid neoplasm with FGFR1 rearrangement). Furthermore, studies on various combinations of Olverembatinib (with venetoclax plus azacitidine, the VP regimen, blinatumomab, or inotuzumab ozogamicin) have shown encouraging results that revealed Olverembatinib’s potential to offer additional treatment options and improve long-term prognoses for patients with Ph+ ALL.

2.	In April 2025, we released data of Olverembatinib in combination with Lisaftoclax overcoming venetoclax resistance in preclinical models of AML as well as preclinical data of Olverembatinib in combination with Lisaftoclax in T-ALL at the 2025 American Association for Cancer Research (AACR 2025).

Expected Progress of Olverembatinib

1.	We plan to seek clearance from the FDA to initiate a registrational Phase III clinical trial in newly diagnosed Ph+ ALL patients.

Key Products and Pipeline Candidates

Lisaftoclax (APG-2575)

Lisaftoclax is a novel, oral Bcl-2 inhibitor developed to treat a variety of hematologic malignancies and solid tumors by selectively blocking Bcl-2 to restore the normal apoptosis process in cancer cells. In July 2025, Lisaftoclax was approved by China’s NMPA for the treatment of adult patients with CLL/SLL who have previously received at least one systemic therapy, including BTK inhibitors, which makes Lisaftoclax the first Bcl-2 inhibitor receiving conditional approval and marketing authorization for the treatment of patients with CLL/SLL in China as well as the second Bcl-2 inhibitor approved globally. Currently, Lisaftoclax has received clearances and approvals for clinical studies in China, the United States, Australia, and Europe, with indications including CLL/ SLL, non-Hodgkin’s lymphoma, or NHL, AML, MM, MDS, Waldenström’s macroglobulinemia, or WM, and certain solid tumors. Furthermore, the FDA has granted five ODDs to Lisaftoclax, specifically for the treatment of patients with follicular lymphoma, or FL, WM, CLL, MM, and AML.

The following table summarizes the registrational trials completed or ongoing for Lisaftoclax:

1.	The globe icon as used in this table refers to trials that are currently taking place in at least two countries. The U.S. flag refers to trials for which we have received clearance from the FDA to conduct trials in the United States. The China flag refers to trials for which we have conducted or currently conduct only in China.

2.	CLL/SLL patients who have previously received at least one systemic therapy including BTK inhibitors.

A summary of recent progress of Lisaftoclax is as follows:

Commercial progress

1.	On July 10, 2025, Lisaftoclax was approved by China’s NMPA for the treatment of adult patients with CLL/SLL who have previously received at least one systemic therapy including BTK inhibitors, which makes Lisaftoclax the first Bcl-2 inhibitor receiving conditional approval and marketing authorization for the treatment of patients with CLL/SLL in China, and the second Bcl-2 inhibitor approved globally. Shortly after the approval, we have commenced the commercial sales of Lisaftoclax in China.

2.	In April 2025, Lisaftoclax received its first recommendation in the CSCO Guidelines for the Diagnosis and Treatment of Lymphoid Malignancies, as a monotherapy for the treatment of patients with relapsed/refractory (R/R) CLL/SLL.

Clinical progress

1.	We continue enrollment in a global, multi-center, registrational Phase III clinical trial, called GLORA-4, of Lisaftoclax in combination with AZA for the treatment of patients who are newly diagnosed with HR MDS. GLORA-4 trial has been cleared by the FDA and EMA.

2.	We continue enrollment in a registrational Phase III clinical trial, called GLORA-3, of Lisaftoclax in combination with AZA for the treatment of newly diagnosed old or unfit patients with AML.

3.	We continue enrollment in a registrational Phase III clinical trial, called GLORA-2, to evaluate Lisaftoclax in combination with the BTK inhibitor acalabrutinib, versus immunochemotherapy in treatment-naïve patients with CLL/SLL, to validate a fixed duration of combination regimen as a first-line treatment.

4.	We continue enrollment in an FDA-cleared registrational Phase III clinical trial, called GLORA, of Lisaftoclax in combination with BTK inhibitors in patients with CLL/SLL previously treated with BTK inhibitors.

5.	We continue enrollment in the Phase Ib/II clinical trials of Lisaftoclax in combination with other therapies for the treatment of patients with MM in the United States.

6.	Phase Ib/II studies of Lisaftoclax as a single agent or in combination with other therapies for the treatment of patients with AML/MDS are ongoing in China.

7.	Phase Ib/II studies of Lisaftoclax in combination with other therapies for the treatment of patients with AML/MDS are also ongoing in the United States.

8.	A Phase Ib/II study of Lisaftoclax, both as a single agent and in combination with the BTK inhibitor ibrutinib or combination with rituximab for the treatment of patients with WM, is ongoing in the United States, Australia, and China.

Data publications

1.	In June 2025, we presented updated results of Lisaftoclax combined with AZA in patients with myeloid malignancies that are treatment-naïve (TN) or that have had prior venetoclax exposure. We presented this data in an oral presentation at the 61st ASCO Annual Meeting. This is an ongoing multi-country, multi-center Phase Ib/II study of Lisaftoclax, which as of data cutoff in April 2025, had enrolled a total of 103 patients, including patients with TN or R/R AML or MDS. The data of this study once again underscored the promising antitumor activity and manageable tolerability of Lisaftoclax in myeloid malignancies. This study reported that Lisaftoclax was able to achieve tumor responses in patients for the first time that are refractory to venetoclax. Specifically, in efficacy-evaluable venetoclax-refractory patients with R/R AML/Mixed Phenotype Acute Leukemia, or MPAL, the overall response rate (ORR) was 31.8%, suggesting that Lisaftoclax has a favorable antitumor profile and is differentiated from other drugs within the same class. This is also the third consecutive year in which this study of Lisaftoclax was selected for presentations at the ASCO Annual Meeting.

Expected progress of Lisaftoclax

1.	We plan to initiate clinical studies to confirm Lisaftoclax’s potential to overcome venetoclax resistance in patients who have failed venetoclax treatment.

APG-2449

APG-2449 is a novel, orally active, small-molecule inhibitor of focal adhesion kinase, or FAK, a third generation inhibitor of anaplastic lymphoma kinase, or ALK, and an inhibitor of receptor tyrosine kinase C-ros oncogene 1, or ROS1. It is a triple ligase kinase inhibitor designed and developed by Ascentage Pharma. It is the first FAK inhibitor approved by CDE for clinical studies in China. A first-in-human trial, cerebrospinal fluid pharmacokinetics or PK analyses showed that APG-2449 was brain-penetrant. An updated study of APG-2449 demonstrated preliminary clinical benefit in patients with NSCLC whose disease was TKI naïve and resistant to second-generation ALK inhibitors, especially in those with brain metastases. In addition, high phosphorylated FAK, or pFAK, expression levels in baseline tumor tissue correlated with improved APG-2449 treatment responses in patients with NSCLC resistant to second-generation ALK inhibitors, suggesting that the increase in pFAK levels may be associated with second-generation ALK TKI resistance.

Recent progress of APG-2449 is as follows:

Clinical progress

1.	Two CDE-cleared registrational Phase III clinical trials are ongoing that are separately evaluating APG-2449 in patients with NSCLC who are resistant to or intolerant of second- generation ALK TKIs and treatment-naïve patients with ALK-positive advanced or locally advanced NSCLC.

2.	A Phase 1b/2 study of APG-2449 in combination with liposomal doxorubicin hydrochloride in platinum-resistant ovarian cancer is ongoing.

Data publications

1.	In April 2025, we released updated preclinical data of APG-2449 at AACR 2025, demonstrating enhanced antitumor activity with chemotherapy in preclinical models of small- cell lung cancer, or SCLC, with activated FAK.

Cautionary Statement required by Rule 18A.05 of the Listing Rules: WE MAY NOT BE ABLE TO ULTIMATELY DEVELOP AND MARKET APG-2449 SUCCESSFULLY.

Alrizomadlin (APG-115)

Alrizomadlin (APG-115) is a novel, orally bioavailable, small-molecule inhibitor of mouse double minute 2-p53 homolog, or MDM2-p53, designed to be highly specific for disruption of the protein- protein interaction of MDM2 and p53 in order to restore activation of p53 tumor suppressor activity. It is undergoing multiple clinical studies in China, the United States, and Australia as a single agent or in combination with immunotherapy or chemotherapy for treating solid tumors and hematologic malignancies.

The FDA has granted six ODDs for alrizomadlin for the treatment of soft-tissue sarcoma, gastric cancer, AML, retinoblastoma, stage IIB-IV melanoma, and neuroblastoma. In addition, alrizomadlin has been granted two Rare Pediatric Disease Designations, or RPDD designations by the FDA for the treatment of neuroblastoma and retinoblastoma.

Recent progress of alrizomadlin is as follows:

Clinical progress

We are currently advancing the following clinical studies of alrizomadlin in the United States and/ or Australia:

1.	A Phase Ib/II study of alrizomadlin monotherapy or in combination with pembrolizumab in patients with unresectable or metastatic melanoma (in collaboration with Merck & Co.) or other advanced solid tumors.

2.	A Phase IIa study evaluating the pharmacokinetics, safety and efficacy of alrizomadlin as a single agent or in combination with Lisaftoclax in subjects with relapsed/refractory T-cell Prolymphocytic Leukemia, or R/R T-PLL, or NHL.

3.	A collaborative research study of alrizomadlin monotherapy or in combination with chemotherapy in a Phase II study for the treatment of salivary gland cancer.

In addition, the CDE has granted approval for the following clinical trials of alrizomadlin in China:

1.	A Phase Ib/II clinical study of alrizomadlin in combination with anti-PD-1 antibody (JS001) toripalimab, for the treatment of patients with advanced liposarcoma (LPS) or other advanced solid tumors.

2.	A Phase Ib study of alrizomadlin as a single agent or in combination with azacitidine or cytarabine in patients with R/R AML and relapsed/progressed high-/very high-risk MDS.

3.	A Phase I clinical study of alrizomadlin alone or in combination with Lisaftoclax in children with recurrent or refractory neuroblastoma or other solid tumors.

Data publications

1.	In June 2025, we released clinical data from our Phase II study of alrizomadlin as a single agent or in combination with PD-1 inhibitor toripalimab in patients with advanced adenoid cystic carcinoma, or ACC, or other solid tumors in a poster presentation at the 61st ASCO Annual Meeting.

Cautionary Statement required by Rule 18A.05 of the Listing Rules: WE MAY NOT BE ABLE TO ULTIMATELY DEVELOP AND MARKET ALRIZOMADLIN (APG-115) SUCCESSFULLY.

Pelcitoclax (APG-1252)

Pelcitoclax is a novel, highly potent, small-molecule drug candidate designed to restore apoptosis through dual inhibition of the Bcl-2/Bcl-xL proteins for the treatment of SCLC, NSCLC, neuroendocrine tumor and NHL. It was granted an ODD by the FDA for the treatment of SCLC.

In various clinical trials conducted in the United States, Australia and China, patients have been treated with pelcitoclax as a monotherapy or in combination with other antitumor agents. Pelcitoclax has been well tolerated in patients to date using either weekly or biweekly intermittent dosing schedules. Preliminary antitumor activity was observed as a single agent in heavily pretreated patients.

Recent progress of pelcitoclax is as follows:

Clinical progress

Pelcitoclax is currently under investigation in a variety of combination trials, including:

1.	A Phase Ib study of pelcitoclax plus osimertinib in patients with epidermal growth factor receptor, or EGFR, mutant NSCLC in China;

2.	A Phase Ib/II study of pelcitoclax as a single agent or in combination with other therapeutic agents in patients with R/R NHL in China.

3.	A Phase I study of pelcitolclax in combination with cobimetinib in recurrent ovarian and endometrial cancers.

Cautionary Statement required by Rule 18A.05 of the Listing Rules: WE MAY NOT BE ABLE TO ULTIMATELY DEVELOP AND MARKET PELCITOCLAX (APG-1252) SUCCESSFULLY.

APG-5918

APG-5918 is a potent, orally bioavailable, and highly selective embryonic ectoderm development, or EED, inhibitor. EED is a core subunit of the Polycomb Repressive Complex 2, or PRC2. Preliminary study results from our preclinical models of anemia demonstrated that APG-5918 has the potential to improve hemoglobin or Hb insufficiency induced by chronic kidney disease, or CKD.

We have initiated an FDA-regulated, multi-center, open-label Phase I clinical trial to evaluate the safety, pharmacokinetics, and efficacy of APG-5918 in patients with advanced solid tumors or lymphomas, including NHL, who have progressed while on or are intolerant to approved therapies, or for whom no standard treatments are available.

Recent progress of APG-5918 is as follows:

Clinical progress

1.	We continue the ongoing Phase I clinical trial of APG-5918 for the treatment of patients with advanced solid tumors and hematologic malignancies in China and the U.S.

2.	We continue the Phase I clinical trial of APG-5918 for the treatment of patients with anemia- related indications in China. The first part of the single ascending dose, or SAD, study in healthy subjects has been completed, and the second part of multiple ascending dose, or MAD, phase in anemic subjects is ongoing.

Data publications

1.	In June 2025, we released the preclinical results of APG-5918 at EHA 2025, demonstrating that APG-5918 exhibits potent antitumor activity and synergizes with histone deacetylase inhibitor tucidinostat in preclinical T-cell lymphoma, or TCL, models.

2.	In April 2025, we released preclinical data of APG-5918 at AACR 2025, demonstrating that APG-5918 alone or in combination with enzalutamide is a promising therapeutic strategy for the treatment of patients with prostate cancer.

Cautionary Statement required by Rule 18A.05 of the Listing Rules: WE MAY NOT BE ABLE TO ULTIMATELY DEVELOP AND MARKET APG-5918 SUCCESSFULLY.

Discovery programs

Protein degraders

Our deep understanding of heterobifunctional molecules and ligase biology has allowed us to develop protein degraders targeting traditionally undruggable proteins of interest implicated in key oncologic pathways. We believe we have the ability to develop differentiated degraders with superior pharmacokinetic-pharmacodynamic, or PK/PD, profiles resulting in less off-target effects than other degraders in clinical development. Through our degrader platform, we also believe we can develop cancer therapeutics targeted at resistance mechanisms that have traditionally plagued small molecule inhibitors.

We have identified and nominated our first targeted protein degrader, or TPD, candidate for pre-clinical development. This orally bioavailable degrader is targeting the p53-MDM2 pathway. In the last twenty years, many highly potent and orally active MDM2 inhibitors have been developed as a way to activate the p53 tumor suppressor gene, and several are currently in clinical development, including alrizomadlin. However, inhibition of p53 often leads to upregulation of MDM2, which, in turn, has limited the efficacy of MDM2 inhibitors evaluated by others to date. Therefore, we believe that a degrader approach has the potential to be a transformative new strategy against these key oncology targets.

We have also identified several compounds that are capable of rapidly reducing the levels of the Bcl-xL protein in human cancer cell lines and thereby inhibiting cancer cell growth that is dependent on Bcl-xL. Based on our initial studies, we believe our Bcl-xL protein degrader approach has the potential to demonstrate strong antitumor activity along with low levels of platelet toxicity. We are in the process of selecting and nominating our first Bcl-xL degrader as a candidate for pre-clinical development. The potential candidates exhibit high selectivity for the Bcl-xL target, demonstrating potent cellular and degradation activity, and showing remarkable in vivo efficacy in xenograft mice models.

RESEARCH AND DEVELOPMENT

We have a proven track record of accomplishment in research discovery, global clinical development, and commercialization of novel biopharmaceuticals directed towards cancer. We plan to continue to diversify and expand our product pipeline through both in-house research and development and collaboration with biotechnology and pharmaceutical companies, as well as academic institutions. We have an experienced scientific advisory board, or SAB, chaired by Dr. Shaomeng Wang, our co-founder and non-executive Director. Members of our SAB are physician scientists with expertise in cancer research and drug development. They are not our employees but periodically provide us with assistance and guide our clinical development programs through regularly scheduled SAB meetings.

For the six months ended June 30, 2024 and 2025, our research and development expenses were RMB444.1 million and RMB528.6 million, respectively.

INTELLECTUAL PROPERTY RIGHTS

Intellectual property rights are fundamental to our business. Through our robust research and development, we have strategically developed a global intellectual property portfolio with exclusive rights to issue patents or patent applications worldwide with respect to our products and product candidates. As of June 30, 2025, we cumulatively had 478 issued patents globally, this total includes over 20 new patents issued during the reporting period, while excluding the expiration and abandonment of certain patents unrelated to our core product portfolio. 342 issued patents were issued outside of China as of June 30, 2025.

COMMERCIALIZATION

Ascentage Pharma is executing its dual-engine commercialization strategy.

We achieved robust revenue growth in the first half of 2025, and we are confident of extending the growth in the second half, driven by the expanded coverage of Olverembatinib in the NRDL since the beginning of 2025 and commercial launch of Lisaftoclax in July 2025. As of July 31, 2025, we have a fully operational commercialization team in China consisting of more than 140 staff members and our commercialization effort in China covers over 1,000 hospitals across the country. With Lisaftoclax’s differentiated clinical profile, our established commercial capabilities and market leading pipeline in hematological oncology, we plan to accelerate market penetration for Lisaftoclax, which is the first Bcl-2 inhibitor receiving conditional approval and marketing authorization for the treatment of patients with CLL/SLL in China.

Revenue from sales of Olverembatinib in China was RMB217.4 million for the six months ended June 30, 2025, compared to RMB112.9 million for the six months ended June 30, 2024, which represented an increase of RMB104.5 million, or 93%. The strong revenue growth was primarily driven by the expanded coverage in NRDL, which has begun to cover CML-CP patients who are resistant and/or intolerant to first and second-generation TKIs since the beginning of 2025. Continued acceleration of new patient prescriptions and extension of the duration of treatment will support sustained growth of Olverembatinib in the future.

Our team, together with Innovent Biologics, Inc. (1801.HK), currently cover approximately 867 hospitals and 290 distributors in China. During the six months ended of June 30, 2025, we have entered 782 DTP pharmacies and hospitals, increased approximately 17% at this point compared to June 30, 2024. In particular, the number of hospitals where Olverembatinib is on formulary increased approximately 47% to 295 hospitals as of June 30, 2025 from 201 hospitals as of June 30, 2024. We will continue to collaborate with Innovent to accelerate market penetration, laying a solid foundation for accessibility for newly approved and pipeline products and indications.

Olverembatinib was included in 2025 version of the China Anti-Cancer Association (CACA) guidelines and 2025 version of CSCO guidelines for the treatment of CML and Ph+ ALL. In April 2025, Olverembatinib received an upgraded recommendation in the 2025 version of “CSCO Guidelines for the Diagnosis and Treatment of Leukemias in Children and Adolescent” for children with Ph+ ALL who harbor the T315I BCR-ABL1 kinase domain mutation. Olverembatinib was included as an Emerging Treatment Option in the 2024 NCCN guidelines for the management of CML and included in the updated 2025 European LeukemiaNet Recommendations. Ascentage Pharma is committed to the expansion of commercialization and accessibility of Olverembatinib in the China market and abroad.

Lisaftoclax, our second product, was approved by China NMPA on July 10, 2025. We have commenced commercialization of Lisaftoclax in China with our fully in-house commercialization team. The first prescription in China of Lisaftoclax was issued just 15 days after CDE approval, demonstrating Ascentage Pharma’s speed and efficiency to market. We are committed to accelerating Lisaftoclax’s market entry to obtain a competitive edge and secure market leading advantage for its approved indication.

Lisaftoclax has been recommended in the 2025 CSCO Guidelines for the Diagnosis and Treatment of Lymphoma for the monotherapy of patients with relapsed/refractory CLL/SLL, based on its outstanding clinical data. This marks the first inclusion of Lisaftoclax in the CSCO Guidelines and makes it the only originally developed in China Bcl-2 inhibitor to receive CSCO guidelines recommendation. It represents a landmark step for Ascentage Pharma in advancing this innovative drug to truly benefit patients and a major breakthrough for China drug development innovation in the field of hematological oncology.

CHEMISTRY, MANUFACTURING AND CONTROLS

We have established our own Suzhou facility as our global R&D center and manufacturing facility. The R&D center and the manufacturing center was commissioned into use in the second half of 2021 and the fourth quarter of 2022, respectively.

The Suzhou manufacturing center has more than 200,000 square feet of space, and the manufacturing capacity for both oral solid tablet and capsule formulations is up to 250 million dosage units per year. We also maintain manufacturing capability at the Suzhou center for injectable drug products, including lyophilized formulations. In the fourth quarter of 2022, we obtained a Drug Manufacturing License (Certificate A). In 2024, the Suzhou manufacturing center completed the technical transfer and process validation campaign of Olverembatinib tablets. At the same time, we obtained the updated version of the Drug Manufacturing Licenses (including certificates A, B and C) and passed GMP compliance inspection conducted by Jiangsu Medical Products Administration which allows our facility to manufacture and supply Olverembatinib oral solid tablets for supply for global clinical trials as well as for commercial sales in the China market.

In April 2023, we received a zero-deficiency report from the Good Manufacturing Practices (GMP) compliance audit of Ascentage Pharma’s global manufacturing center by a Qualified Person (QP) of the European Union (EU). We believe this report indicates that our Global Manufacturing Center and quality management system implemented at the site are compliant with the standards of the EU GMP, marking the achievement of a major milestone that will pave the way for our continued global expansion.

In 2023, we completed the technical transfer of the Lisaftoclax tablets, which allows for the in-house production and supply of the drug for our global clinical trials. We completed the drug tablet coating, debossing development, and the GMP production of Olverembatinib tablets, thereby preparing for future applications to the global regulatory authorities including the FDA.

In the first half of 2025, Lisaftoclax pre-approval inspections for both drug substance and drug product were successfully completed through collaboration of Ascentage Pharma and Contract Development and Manufacturing Organizations, or CDMOs, which facilitated Lisaftoclax NDA approval in China.

In addition, we leased a facility with a size of approximately 50,000 square feet for R&D and manufacturing in China Medical City, Taizhou, Jiangsu Province, China, where we produce and supply preclinical test articles and clinical trial materials for some of our drug candidates. We believe that the existing facilities are adequate for our current needs.

BUSINESS DEVELOPMENT

In addition to our strong in-house research and development team, we have established global collaboration and other relationships with leading biotechnology and pharmaceutical companies as well as academic institutions. We will continue to seek partnerships to maximize the value of our pipeline products.

On June 14, 2024, Ascentage Pharma, Ascentage HK, Ascentage GZ, Ascentage SZ and Takeda entered into an Exclusive Option Agreement, pursuant to which we granted Takeda an exclusive option to enter into an exclusive license agreement for Olverembatinib. If exercised, the Option would allow Takeda to license global rights to develop and commercialize Olverembatinib in all territories outside of the PRC, Hong Kong, Macau, Taiwan and Russia. Pursuant to the Exclusive Option Agreement, Ascentage Pharma shall be solely responsible for all clinical development of Olverembatinib before the potential exercise of the Option. The Exclusive Option Agreement calls for Ascentage to receive an option payment of US$100 million related to intellectual property income and option payment under the Exclusive Option Agreement. Additionally, Ascentage Pharma is eligible for an option exercise fee as additional potential milestone payments of up to approximately US$1.2 billion plus a 12%-19% royalty rate based on annual net sales. On July 2, 2024, Ascentage Pharma received the option payment related to intellectual property income and option payment under the Exclusive Option Agreement.

The Exclusive Option Agreement would allow Ascentage Pharma to leverage the global commercial expertise of Takeda with a proven record of accomplishment and global oncology footprint to potentially broaden the impact that Olverembatinib could have on patients worldwide.

Additionally, on June 20, 2024, pursuant to the securities purchase agreement dated June 14, 2024 between us and Takeda, Ascentage Pharma issued and allotted to Takeda 24,307,322 Shares (Takeda Shares) at a price per share equal to HK$24.09850 per Share (equivalent to approximately US$3.08549), and with the aggregate purchase price of US$75 million (equivalent to approximately HK$585.77 million). The Share Purchase Price represents a 25.12% premium to the 20-day average closing price of the Shares prior to the date of the Securities Purchase Agreement (being HK$19.26 per Share). Pursuant to the Securities Purchase Agreement, Takeda agreed to certain lock-up arrangements in connection with the Shares until June 20, 2025. Specifically, under the lock-up arrangement, Takeda agreed that, subject to certain exceptions, for a period of 180 days after January 23, 2025, they will not, sell or otherwise transfer or dispose of any Takeda Shares or any securities convertible into or exchangeable for our ordinary shares.

For further details on the Exclusive Option Agreement, the Securities Purchase Agreement and the transactions contemplated thereunder, please refer to our relevant announcements dated June 14, 2024, June 21, 2024 and July 4, 2024.

FINANCING ACTIVITIES

Completion of the U.S. Initial Public Offering

On January 28, 2025, we completed our U.S. initial public offering in which we offered and sold an aggregate 7,325,000 ADSs at an offer price of US$17.25 per ADS, representing 29,300,000 ordinary shares of the Company for gross proceeds of approximately US$126.4 million (equivalent to approximately HK$983.8 million). On February 13, 2025, in connection with the underwriters’ exercise of their over-allotment option, we issued an additional 935,144 ADSs at an offer price of US$17.25 per ADS, representing 3,740,576 ordinary shares of the Company for gross proceeds of approximately US$16.13 million (equivalent to approximately HK$125.6 million). Each ADS represents 4 ordinary shares. Our ADSs are listed on the Nasdaq Global Market, or the Nasdaq, under the symbol “AAPG.”

Therefore, we issued a total of 8,260,144 ADSs (representing 33,040,576 ordinary shares). After the issuance, the total number of our issued and outstanding ordinary shares increased from 315,226,005 shares to 348,266,581 shares. The aggregate gross proceeds raised under the offering were approximately US$142.5 million (equivalent to approximately HK$1,109.4 million). The net proceeds under the offering were approximately US$132.5 million (equivalent to approximately HK$1,031.8 million) after deduction of the underwriting discounts and commissions of approximately US$10.0 million (equivalent to approximately HK$77.7 million).

For details, please refer to the announcements issued by the Company on December 29, 2024, January 21, 2025, January 24, 2025, February 2, 2025, and February 13, 2025.

The 2025 Placing

On July 25, 2025, we issued and sold 22,000,000 subscription Shares (being the same number as the sale Shares) to the Vendor at HK$68.60 per subscription Share (being the same as the placing price). The net proceeds from the subscription amount were approximately HK$1,492.5 million (approximately US$190.1 million based on an exchange rate of 1 USD to 7.85 HKD).

We expect to use the net proceeds from the 2025 Placing in the following manner:

(i)	approximately 40% will be used for commercialization efforts, including expanding coverage and improving patient access;

(ii)	approximately 35% will be used for global clinical development to advance the core pipeline candidates of the Company; and

(iii)	approximately 25% will be used for infrastructure and working capital to strengthen global operations.

For details, please refer to the announcements issued by the Company on July 15, 2025 and July 25, 2025.

Save as disclosed above, there was no fund raising activity carried out by the Company during the Reporting Period.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS

For the six months ended June 30, 2025

	Notes	2025 (Unaudited) RMB’000	2024 (Unaudited) RMB’000
REVENUE	5	233,699	823,746
Cost of sales		(21,650)	(15,059)
Gross profit		212,049	808,687
Other income and gains	6	36,661	17,346
Selling and distribution expenses		(137,787)	(89,637)
Administrative expenses		(99,685)	(86,988)
Research and development expenses		(528,561)	(444,079)
Other expenses		(40,192)	(7,106)
Finance costs		(27,798)	(34,076)
Share of profit/(loss) of a joint venture		1	(1,252)
(LOSS)/PROFIT BEFORE TAX	7	(585,312)	162,895
Income tax expense	8	(5,512)	(69)
(LOSS)/PROFIT FOR THE PERIOD		(590,824)	162,826
Attributable to:
Ordinary equity holders of the Company		(590,768)	163,001
Non-controlling interests		(56)	(175)
		(590,824)	162,826

(LOSS)/EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY	10
Basic		(1.73)	0.56
Diluted		(1.73)	0.55

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME OR LOSS

For the six months ended June 30, 2025

	2025 (Unaudited) RMB’000	2024 (Unaudited) RMB’000
(LOSS)/PROFIT FOR THE PERIOD	(590,824)	162,826

OTHER COMPREHENSIVE (LOSS)/INCOME

Other comprehensive income that may be reclassified to profit or loss in subsequent periods:

Exchange differences on translation of foreign operations	1,095	40

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of the Company	(2,035)	2,229

OTHER COMPREHENSIVE (LOSS)/INCOME FOR THE PERIOD, NET OF TAX	(940)	2,269

TOTAL COMPREHENSIVE (LOSS)/INCOME FOR THE PERIOD	(591,764)	165,095

Attributable to:
Ordinary equity holders of the Company	(591,708)	165,270
Non-controlling interests	(56)	(175)
	(591,764)	165,095

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

June 30, 2025

	Notes	30 June 2025 (Unaudited) RMB’000	31 December 2024 (Audited) RMB’000
NON-CURRENT ASSETS
Property, plant and equipment	11	821,201	849,450
Right-of-use assets		50,760	56,109
Goodwill		24,694	24,694
Other intangible assets		70,994	75,998
Investment in a joint venture		32,718	32,717
Financial assets at fair value through profit or loss (“FVTPL”)		4,617	1,141
Deferred tax assets		33,385	44,236
Other non-current assets		99,055	59,303
Total non-current assets		1,137,424	1,143,648

CURRENT ASSETS
Inventories		8,591	6,597
Trade receivables, net	12	78,362	83,143
Prepayments, other receivables and other assets		160,313	123,211
Cash and bank balances		1,661,454	1,261,211

Total current assets		1,908,720	1,474,162

CURRENT LIABILITIES
Trade payables	13	118,676	91,966
Other payables and accruals		249,358	258,098
Contract liabilities		37,485	37,485
Interest-bearing bank and other borrowings		833,783	779,062

Total current liabilities		1,239,302	1,166,611

NET CURRENT ASSETS		669,418	307,551

TOTAL ASSETS LESS CURRENT LIABILITIES		1,806,842	1,451,199

	Notes	30 June 2025 (Unaudited) RMB’000	31 December 2024 (Audited) RMB’000
NON-CURRENT LIABILITIES
Contract liabilities		229,628	248,460
Interest-bearing bank and other borrowings		882,382	889,435
Deferred tax liabilities		–	5,368
Deferred income		6,500	27,500
Other non-current liabilities		12,423	6,274
Total non-current liabilities		1,130,933	1,177,037
Net assets		675,909	274,162

EQUITY
Equity attributable to ordinary equity holders of the Company
Share capital	14	239	214
Treasury shares		(2,960)	(8)
Reserves		668,718	263,988
		665,997	264,194
Non-controlling interests		9,912	9,968
Total equity		675,909	274,162

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

June 30, 2025

1.	CORPORATE AND GROUP INFORMATION

The Company is a limited liability company incorporated in the Cayman Islands on November 17, 2017. The registered office of the Company is located at the office of Walkers Corporate Limited, with the registered address of 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

The Company is a global biopharmaceutical company engaged in discovering, developing and commercializing therapies to address global medical needs primarily in hematological malignancies.

2.	BASIS OF PREPARATION

The interim condensed consolidated financial information for the six months ended June 30, 2025 has been prepared in accordance with IAS 34 Interim Financial Reporting. The interim condensed consolidated financial information does not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual consolidated financial statements for the year ended December 31, 2024.

3.	CHANGES IN ACCOUNTING POLICIES

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those applied in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2024, except for the adoption of the following amended IFRS Accounting Standards for the first time for the current period’s financial information.

Amendments to HKAS 21 Lack of Exchangeability

Amendments to HKAS 21 specify how an entity shall assess whether a currency is exchangeable into another currency and how it shall estimate a spot exchange rate at a measurement date when exchangeability is lacking. The amendments require disclosures of information that enable users of financial statements to understand the impact of a currency not being exchangeable. As the currencies that the Group had transacted with and the functional currencies of group entities for translation into the Group’s presentation currency were exchangeable, the amendments did not have any impact on the interim condensed consolidated financial information.

4.	OPERATING SEGMENT INFORMATION

For management purposes, the Group has only one reportable operating segment, which is the development and sales of novel small-scale molecule therapies for cancers, hepatitis B virus, or HBV, and certain age-related diseases. Management monitors the operating results of the Group’s operating segment as a whole for the purpose of making decisions about resource allocation and performance assessment. Therefore, no analysis by operating segment is presented.

Geographical information

(a)	Revenue from external customers

	For the six months ended June 30,
	2025 RMB’000 (Unaudited)	2024 RMB’000 (Unaudited)
Mainland China	233,699	145,331
Switzerland	–	678,415
Total	233,699	823,746

The revenue information above is based on the locations of the customers.

(b)	Non-current assets

	June 30,	December 31,
	2025 RMB’000	2024 RMB’000
	(Unaudited)	(Audited)
Mainland China	1,095,036	1,090,914
United States	3,796	4,474
Others	42	444
Total non-current assets	1,098,874	1,095,832

The non-current asset information above is based on the locations of the assets and excludes financial instruments and deferred tax assets.

Information about major customers

Revenue from a customer amounting to over 10% of the total revenue of the Group for the reporting period is as follows:

	For the six months ended June 30,
	2025 RMB’000 (Unaudited)	2024 RMB’000 (Unaudited)
Customer A	–	678,415
Customer B	219,866	110,086

5.	REVENUE

An analysis of revenue is as follows:

Disaggregated revenue information for revenue from contracts with customers

	For the six months ended June 30
	2025 RMB’000	2024 RMB’000
	(Unaudited)	(Unaudited)
Types of goods or services
Intellectual property revenue	–	678,415
Sales of products	212,874	124,824
Commercialization rights income	18,691	18,691
Others	2,134	1,816
Total	233,699	823,746

Timing of revenue recognition
At a point in time
Intellectual property revenue	–	678,415
Sales of products	212,874	124,824
Over time
Commercialization rights income	18,691	18,691
Others	2,134	1,816
Total	233,699	823,746

The following table shows the amounts of revenue recognized in the current reporting period that was included in the contract liabilities at the beginning of the reporting period:

	For the six months ended June 30,
	2025 RMB’000	2024 RMB’000
	(Unaudited)	(Unaudited)
Type of goods and services
Commercialization rights income	18,691	18,691

6.	OTHER INCOME AND GAINS

	For the six months ended June 30,
	2025 RMB’000	2024 RMB’000
	(Unaudited)	(Unaudited)
Bank interest income	31,410	9,352
Government grants related to income	1,001	6,705
Others	4,250	1,289
Total	36,661	17,346

7.	(LOSS)/PROFIT BEFORE TAX

The Group’s (loss)/profit before tax is arrived at after charging/(crediting):

	For the six months ended June 30,
	2025 RMB’000 (Unaudited)	2024 RMB’000 (Unaudited)
Cost of inventories sold	16,479	14,158
Cost of inventory write-down	4,180	–
Cost of service provided	991	901
Depreciation of property, plant and equipment *	33,272	35,936
Depreciation of right-of-use assets*	5,515	5,709
Amortization of intangible assets*	5,003	5,667
Research and development costs	528,561	444,079
Fair value losses on financial assets at FVTPL	521	504
Fair value losses on financial liabilities at FVTPL	29,322	–
Foreign exchange loss, net	2,676	430
Equity-settled share-based payment expenses*	13,048	8,730
Loss on disposal of items of property,plant and equipment	–	17
Bank interest income	(31,410)	(9,352)
Government grants related to income	(1,001)	(6,705)
Donations	7,653	5,104

*	The depreciation of property, plant and equipment, the depreciation of right-of-use assets, the amortization of intangible assets and the equity-settled share-based payment expenses for the period are included in “Cost of sales”, “Research and development expenses”, “Selling and distribution expenses” and “Administrative expenses” in the unaudited interim condensed consolidated statement of profit or loss.

8.	INCOME TAX

The Group is subject to income tax on an entity basis on profits arising in or derived from the jurisdictions in which members of the Group are domiciled and operate.

Cayman Islands

Under the current laws of the Cayman Islands, the Company, Ascentage Pharma Group International, is not subject to tax on income or capital gain arising in the Cayman Islands. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

The subsidiaries incorporated in Hong Kong are subject to income tax at the rate of 16.5% on the estimated assessable profits arising in Hong Kong. For the six months ended June 30, 2024 and 2025, the Company did not make any provisions for Hong Kong profits tax as there were no assessable profits derived from or earned in Hong Kong for any of the periods presented.

Mainland China

The Company’s subsidiaries domiciled in the PRC are subject to tax at the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008, except for the following entity which is eligible for a preferential tax rate.

Guangzhou Healthquest Pharma Co., Ltd. and Suzhou Yasheng Pharma Co., Ltd. were qualified as High and New Technology Enterprise (“HNTE”) and were subject to tax at a preferential rate of 15% since 2022 and 2023, respectively.

Dividends, interest, rent or royalties payable by the Company’s PRC subsidiaries, to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposal of assets (after deducting the net value of such assets) shall be subject to 10% withholding tax, unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

United States

The subsidiary operating in the United States is subject to tax at a maximum of 21% for the six months ended June 30, 2024 and 2025. No provision for income tax has been made as the Group had no assessable profits earned in the United States during the reporting period.

A new requirement to capitalize and amortize previously deductible research and experimental expenses resulting from a change in Section 174 made by the Tax Cuts and Jobs Act of 2017 (the “TCJA”) became effective on January 1, 2022. Under the TCJA, the Company is required to capitalize, and subsequently amortize R&D expenses over five years for research activities conducted within the United States and fifteen years for research activities conducted outside of the United States.

	For the six months ended June 30,
	2025 RMB’000 (Unaudited)	2024 RMB’000 (Unaudited)
Current	29	–
Deferred	5,483	69
Total	5,512	69

9.	DIVIDENDS

The board of directors resolved not to declare any interim dividend for the six months ended June 30, 2025 (six months ended June 30, 2024: Nil).

No dividends were paid during the six months ended June 30, 2025 (six months ended June 30, 2024: Nil).

10.	(LOSS)/EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT

The calculation of the basic earnings per share amount is based on the profit for the six months ended June 30, 2025 attributable to ordinary equity holders of the parent, and the weighted average number of ordinary shares of 341,591,027 (six months ended June 30, 2024: 291,752,282) outstanding during the period.

The calculation of the diluted earnings per share amount is based on the profit for the period attributable to ordinary equity holders of the Company. The weighted average number of ordinary shares used in the calculation is the number of ordinary shares outstanding during the period, as used in the basic earnings per share calculation, and the weighted average number of ordinary shares assumed to have been issued at no consideration on the deemed conversion of all dilutive potential ordinary shares into ordinary shares.

The calculation of basic and diluted (loss)/earnings per share is based on:

	2025	2024
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
(LOSS)/EARNINGS
(Loss)/profit attributable to ordinary equity holders of the Company,used in the basic and diluted (loss)/earnings per share calculation	(590,768)	163,001

	Number of shares
	2025	2024

Shares
Weighted average number of ordinary shares outstanding during the period used in the basic (loss)/earnings per share calculation	341,591,027	291,752,282
Effect of dilution – weighted average number of ordinary shares:
RSU	–	994,365
Share options	–	3,277,849

Total	341,591,027	296,024,496

No adjustment has been made to the basic loss per share amounts presented for the period ended June 30, 2025 in respect of a dilution as the impact of the options and RSU had an anti-dilutive effect on the basic loss per share amount presented.

The weighted average number of shares was after taking into account the effect of treasury shares held.

11.	PROPERTY, PLANT AND EQUIPMENT

RMB’000 (Unaudited)
Carrying value at January 1, 2025	849,450
Additions	5,024
Depreciation charge for the period	(33,272)
Exchange realignment	(1)

Carrying value at June 30, 2025	821,201

RMB’000
(Unaudited)
Carrying value at January 1, 2024	905,815
Additions	12,336
Disposals	(17)
Depreciation charge for the period	(35,936)

Carrying value at June 30, 2024	882,198

During the six months ended June 30, 2025, no impairment loss (six months ended June 30, 2024: Nil) was recognized for property, plant and equipment.

12.	TRADE RECEIVABLES

An ageing analysis of the trade receivables as at the end of the reporting period, based on the invoice date, is as follows:

	June 30, 2025 RMB’000 (Unaudited)	December 31, 2024 RMB’000 (Audited)
Within 45 days	70,300	54,484
45 to 120 days	–	28,659
120 days to 1 year	8,062	–

Total	78,362	83,143

13.	TRADE PAYABLES

An ageing analysis of the trade payables as at the end of the reporting period, based on the invoice date, is as follows:

	June 30, 2025 RMB’000 (Unaudited)	December 31, 2024 RMB’000 (Audited)
Within 1 month	74,137	72,506
1 to 3 months	21,972	6,288
3 to 6 months	22,567	13,172

Total	118,676	91,966

14.	SHARE CAPITAL

In January 2025, the Company has been listed globally on Nasdaq which offered 8,260,144 American depositary shares or ADSs. The initial public offering price of the ADSs is US$17.25 per ADS and each ADS represents four of the Company’s ordinary shares, and an amount of RMB25,000 was credited as share capital.

During the six months ended June 30, 2025, the Company issued ordinary shares with respect to the share options under the pre-IPO share option scheme exercised by certain grantees of the Company. In connection with the exercised share options, 422,447 new shares of the Company were issued with the weighted average exercise price of HK$0.01, and an amount of RMB300 was credited as share capital.

In June 2025, the Company issued ordinary shares with respect to the restricted share units under the 2021 RSU Scheme and 2022 RSU exercised by certain selected persons of the Company before June 30, 2025 to those selected persons. In connection with the exercised restricted share units, 311,304 new shares of the Company were issued, and an amount of RMB220 was credited as share capital.

FINANCIAL REVIEW

Six Months Ended June 30, 2025 Compared to Six Months Ended June 30, 2024

	For the six months ended June 30,
	2025 RMB’000	2024 RMB’000
Revenue	233,699	823,746
Other income and gains	36,661	17,346
Selling and distribution expenses	(137,787)	(89,637)
Research and development expenses	(528,561)	(444,079)
Administrative expenses	(99,685)	(86,988)
Finance costs	(27,798)	(34,076)
Other expenses	(40,192)	(7,106)
(Loss)/profit for the period	(590,824)	162,826
Total comprehensive (loss)/income for the period	(591,764)	165,095

1.	Overview

For the six months ended June 30, 2025, the Group recorded revenue of RMB233.7 million, as compared with RMB823.7 million for the six months ended June 30, 2024, and the total comprehensive loss of RMB591.8 million, as compared with the total comprehensive income of RMB165.1 million for the six months ended June 30, 2024. The loss of the Group was RMB590.8 million for the six months ended June 30, 2025, as compared with the profit of RMB162.8 million for the six months ended June 30, 2024. The selling and distribution expenses of the Group was RMB137.8 million for the six months ended June 30, 2025, as compared with RMB89.6 million for the six months ended June 30, 2024. The research and development expenses of the Group was RMB528.6 million for the six months ended June 30, 2025, as compared with RMB444.1 million for the six months ended June 30, 2024. The administrative expenses of the Group was RMB99.7 million for the six months ended June 30, 2025, as compared with RMB87.0 million for the six months ended June 30, 2024.

2.	Revenue

For the six months ended June 30, 2025, the Group generated revenue of RMB233.7 million from sales of pharmaceutical products, commercialization rights income from Innovent Suzhou and service income, as compared to RMB823.7 million for the six months ended June 30, 2024 representing an decrease of RMB590.0 million, or 71.6%.

3.	Other Income and Gains

The Group’s other income and gains primarily consist of (i) interest income on time deposit at banks; and (ii) government grants related to income. Government grants related to income mainly represent the subsidies received from local governments for the purpose of compensation for expenses arising from research activities and clinical trials, and awards for new drugs development. These government grants related to income were recognized in profit or loss when related costs were subsequently incurred and upon receipt of the acknowledgment of compliance from the government.

Other income and gains for the six months ended June 30, 2025 was RMB36.7 million, as compared to RMB17.3 million for the six months ended June 30, 2024, representing an increase of RMB19.4 million, or 111.4%, which was primarily attributable to (i) the increase in bank interest income to RMB31.4 million for the six months ended June 30, 2025, as compared with RMB9.4 million for the six months ended June 30, 2024; and (ii) the increase in rental income to RMB3.2 million for the six months ended June 30, 2025, as compared with RMB0.4 million for the six months ended June 30, 2024.

4.	Selling and Distribution Expenses

The Group’s selling and distribution expenses primarily consist of marketing expenses, staff costs and travel and meeting expenses.

For the six months ended June 30, 2025, the selling and distribution expenses of the Group increased by RMB48.2 million, or 53.7%, to RMB137.8 million, as compared to RMB89.6 million for the six months ended June 30, 2024. The increase was attributable to the increase in selling and distribution expenses incurred in the commercialization of Olverembatinib and other products.

5.	Research and Development Expenses

The Group’s research and development expenses primarily consist of internal research and development expenses, external research and development expenses, staff costs, IP expenses, materials, depreciation and amortization and RSU expenses of research and development staff.

For the six months ended June 30, 2025, the research and development expenses of the Group increased by RMB84.5 million, or 19.0% to RMB528.6 million from RMB444.1 million for the six months ended June 30, 2024. The increase was primarily attributable to increased external research and development expenses.

The following table sets forth the components of our research and development expenses by nature for the periods indicated.

	For the six months ended June 30,
	2025 RMB’000	2024 RMB’000
Internal research and development expenses	217,376	185,729
External research and development expenses	79,297	43,622
Staff costs	173,472	156,345
IP expenses	4,417	4,100
Materials	12,826	12,860
Depreciation and amortization	13,553	17,304
Share option and RSU expenses of R&D staff	7,928	7,287
Others	19,692	16,832

Total	528,561	444,079

6.	Administrative Expenses

For the six months ended June 30, 2025, the administrative expenses of the Group increased by RMB12.7 million, or 14.6% to RMB99.7 million from RMB87.0 million for the six months ended June 30, 2024. The increase was primarily attributable to the increased consulting fee and agency fees.

The following table sets forth the components of our administrative expenses for the periods indicated.

	For the six months ended June 30,
	2025 RMB’000	2024 RMB’000
Share option and RSU expenses	1,201	1,161
Staff costs	35,431	32,502
Depreciation and amortization	24,949	25,645
Others	38,104	27,680

Total	99,685	86,988

7.	Finance Costs

Finance costs represented mainly interest expenses from bank borrowings and lease liabilities.

For the six months ended June 30, 2025, the finance costs of the Group decreased by RMB6.3 million, or 18.4% to RMB27.8 million from RMB34.1 million for the six months ended June 30, 2024. The decrease was primarily attributable to lower interest rate incurred in relation to bank borrowings.

8.	Other Expenses

The Group’s other expenses mainly consisted of donations and fair value adjustment.

For the six months ended June 30, 2025, the Group reported other expenses of RMB40.2 million, as compared to other expenses of RMB7.1 million for the six months ended June 30, 2024, which represented an increase of RMB33.1 million, or 465.6%. The increase was primarily attributable to (i) the increase in fair value loss of contingent consideration related to acquisition of Guangzhou Healthquest Pharma Co., Ltd. to RMB29.3 million, and (ii) the increase in donations to RMB7.7 million for the six months ended June 30, 2025, as compared to RMB5.1 million for the six months ended June 30, 2024.

9.	(Loss)/profit for the Reporting Period

As a result of the foregoing, the loss of the Company increased by RMB753.7 million, to RMB590.8 million for the six months ended June 30, 2025 from the profit of RMB162.8 million for the six months ended June 30, 2024.

10.	Cash Flows

For the six months ended June 30, 2025, net cash outflows used in operating activities of the Group amounted to RMB432.1 million, as compared to that of RMB354.4 million for the six months ended June 30, 2024, mainly due to the decrease of intellectual property income and option payment.

For the six months ended June 30, 2025, net cash outflows used in investing activities of the Group amounted to RMB704.5 million, which consisted of (i) the net increase in property, plant and equipment and other intangible assets of RMB20.0 million; (ii) the net increase in time deposits of RMB637.1 million; (iii) the net increase in purchase of equity investments of RMB4.0 million; and (iv) net increase in contingent consideration related to Guangzhou Healthquest Pharma Co., Ltd of RMB43.4 million. For the six months ended June 30, 2024, net cash outflow from investing activities amounted to RMB131.3 million, which consisted of (i) the net increase in property, plant and equipment and other intangible assets of RMB16.5 million; (ii) the net increase in investment in a joint ventures of RMB16.0 million; and (iii) the net increase in time deposits of RMB98.8 million.

For the six months ended June 30, 2025, net cash inflows from financing activities of the Group amounted to RMB950.7 million, which mainly consisted of (i) net proceeds arising from the initial public offering on Nasdaq of RMB950.2 million; (ii) net proceeds of bank loans which amounted to RMB50.3 million; and (iii) interest paid which amounted to RMB26.2 million. For the six months ended June 30, 2024, net cash inflows from financing activities amounted to RMB396.9 million, which mainly consisted of (i) net proceeds arising from the 2024 Share Subscription of RMB533.9 million; (ii) net repayment of bank loans which amounted to RMB93.7 million; and (iii) interest paid which amounted to RMB33.2 million.

11.	Key Financial Ratios

The following table sets forth the key financial ratios for the periods indicated:

	As at June 30,	As at December 31,
	2025	2024

Current ratio(1)	1.5	1.3
Quick ratio(2)	1.5	1.3
Gearing ratio(3)	8.2%	154.2%

Notes:

(1)	Current ratio is calculated using current assets divided by current liabilities as at the same date.

(2)	Quick ratio is calculated using current assets less inventories and divided by current liabilities as at the same date.

(3)	Gearing ratio is calculated using interest-bearing borrowings less cash and cash equivalents divided by total equity and multiplied by 100%. The decrease was primarily attributable to (i). the increase of cash and bank equivalent from RMB1,261.2 million for the year ended December 31, 2024 to RMB1,661.5 million for the six months ended June 30, 2025; and (ii) the increase of total equity from RMB264.2 million for for the year ended December 31, 2024 to RMB666.0 million for the six months ended June 30, 2025.

12.	Significant Investments

During the Reporting Period, there were no significant investments held by the Group.

13.	Foreign Exchange Risk

Our financial statements are expressed in RMB, but certain of our cash and bank balances, other receivables and other assets, other investments classified as financial assets measured at FVTPL and trade and other payables are denominated in foreign currencies, and are exposed to foreign currency risk. We currently do not have a foreign currency hedging policy. However, the management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arise.

14.	Material Acquisitions and Disposals

The Group did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities, associated companies or joint ventures for the six months ended June 30, 2025.

15.	Bank Loans and Other Borrowings

As at June 30, 2025, we had bank loans of RMB1,689.7 million denominated in RMB and lease liabilities of RMB26.4 million.

As at June 30, 2025, RMB142.5 million of the Group’s borrowings were at fixed interest rates.

June 30, 2025

	Effective interest rate per annum (%)	Maturity	RMB’000
Current
Short-term borrowing – unsecured	2.20-2.70 or 1 year LPR-0.30 to 0.75	2025-2026	442,000

Current portion of long term bank loans – unsecured	2.80-4.50	2025-2026	97,500

Current portion of long term bank loans – unsecured	1 year LPR-0.15 to 0.75 or 1 year LPR+0.65 to 0.85	2025-2026	266,665

Current portion of long term bank loans – secured*	5 year-LPR-0.85	2025-2026	16,440
Lease liabilities	4.00-4.35	2025-2026	11,178
Subtotal			833,783

Non-current
Bank loans – unsecured	1 year LPR-0.25 to 0.75 or 1 year LPR+0.70 to 0.85	2026-2028	228,670
Bank loans – unsecured	2.80	2026-2027	45,000
Bank loans – secured*	5 year-LPR-0.85	2026-2038	593,441
Lease liabilities	4.00-4.35	2026-2028	15,271

Subtotal			882,382
Total			1,716,165

Note:	LPR stands for the Loan Prime Rate.

*	The bank loans amounting to RMB609,881,000 (December 31, 2024: RMB599,745,000) were secured by the pledge of the Group’s buildings with a net carrying amount of approximately RMB711,482,000 (December 31, 2024: RMB731,282,000) and right-of-use assets with a net carrying amount of approximately RMB25,903,000 (December 31, 2024: RMB26,468,000) as at June 30, 2025. Such loans were also guaranteed by two of the Group’s subsidiaries.

The unsecured bank loans amounting to RMB207,935,000 (December 31, 2024: RMB278,070,000) were guaranteed by the Group’s subsidiaries as at June 30, 2025.

The following table sets forth the maturity analysis of the Group’s interest-bearing bank and other borrowings:

	June 30, 2025	December 31, 2024
	RMB’000	RMB’000

Analysed into:
Within one year	833,783	779,062
In the second year	248,714	242,473
In the third to fifth years, inclusive	152,534	159,355
Beyond five years	481,134	487,607
Total	1,716,165	1,668,497

16.	Charges on Group Assets

As at June 30, 2025, the Group had pledged the Group’s right-of-use assets with a carrying amount of approximately RMB25.9 million, the buildings with a carrying amount of approximately RMB711.5 million.

17.	Contingent Liabilities

As at June 30, 2025, the Group did not have any material contingent liabilities.

18.	Liquidity and Financial Resources

The Group adopts a conservative approach for cash management and investment on uncommitted funds. We place cash and cash equivalents (which are mostly held in U.S. dollars, Hong Kong dollars and RMB) in short time deposits with authorized institutions in Hong Kong and China.

As at June 30, 2025, the Group’s cash and bank balances was RMB1,661.5 million, which remained relatively constant when compared with RMB1,261.2 million as at December 31, 2024.

As at June 30, 2025, the Group’s cash and bank balances were held mainly in U.S. dollars, Hong Kong dollars and RMB.

As at June 30, 2025, the Group had not used any financial instruments for hedging purposes.

19.	Employees and Remuneration Policies

The following table sets forth a breakdown of our employees as at June 30, 2025 by function:

Function	Number	%
Research and Development	421	69.6
Commercial	112	18.5
Administrative and others	72	11.9
Total	605	100.0

As at June 30, 2025, we had 605 full-time employees, including a total of 85 employees with M.D. or Ph.D. degrees. Of these, 421 are engaged in full-time research and development and laboratory operations and 184 are engaged in full-time general and administrative and commercial functions, and business development function. Our research and development personnel includes 81 employees with M.D. or Ph.D. degrees, and many of them have experience working in research institutions and hospitals and in the FDA drug approval process.

Our senior management team has extensive experience and expertise in the biotechnology industry and has been contributive in driving the success of our business. As at June 30, 2025, we had 98 senior employees who have an average of 15 to 20 years of experience in relevant fields.

We have also enjoyed more than 82% retention rate of employee over the last two years, which facilitates the growth of our institutional knowledge base. We are actively recruiting talents globally by offering a collaborative work environment, competitive compensation, effective incentive plans, and the opportunity to work on cutting-edge science projects.

Our employees’ remuneration comprises salaries, bonuses, employee provident fund and social security contributions and other welfare payments. In accordance with applicable Chinese laws, we have made contributions to social security insurance funds (including pension plans, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance) and housing funds for our PRC-based employees. For the six months ended June 30, 2024 and 2025, employee benefit expense amounted to RMB218.9 million and RMB234.6 million, respectively.

The Company has also adopted the Pre-IPO Share Option Scheme, the Post IPO Share Option Scheme, the 2018 RSU Scheme, the 2021 RSU Scheme and the 2022 RSU Scheme.

On June 27, 2025, an aggregate of 824,124 RSUs, representing 824,124 Shares, have been further granted under the 2021 RSU Scheme to 439 selected persons (the “2021 Selected Persons”) of the 2021 RSU Scheme (the “2021 Further Grant”), who are employees of the Group. None of the 2021 Selected Persons is a Director, chief executive or substantial shareholder of the Company or an associate of any of them. The 2021 Further Grant would not result in the options and awards granted and to be granted to each individual grantee in the 12-month period up to and including the date of such grant in aggregate to exceed 1% of the Shares in issue (excluding treasury Shares). As such, the 2021 Further Grant will not be subject to approval by the Shareholders in accordance with Rule 17.03D(1) of the Listing Rules.

On June 27, 2025, 816,922 RSUs (the “2022 Awards”), representing 816,922 Shares, have been further granted under the 2022 RSU Scheme to 78 selected persons (the “2022 Selected Persons”) of the 2022 RSU Scheme (the “2022 Further Grant”), among which 176,278 RSUs, representing 176,278 Shares, were granted to Dr. Zhai Yifan (“Dr. Zhai”), who is the chief medical officer and a substantial shareholder of the Company. Pursuant to Rule 17.04(1) of the Listing Rules, the grant of 2022 Awards to Dr. Zhai under the 2022 Further Grant had been approved by the independent non-executive Directors. The grant of 2022 Awards to Dr. Zhai under the 2022 Further Grant would not result in the Shares issued and to be issued in respect of all options and awards granted to Dr. Zhai (excluding any options and awards lapsed in accordance with the terms of the applicable scheme) in the 12-month period up to and including the date of such grant representing in aggregate over 0.1% of the issued Shares (excluding treasury Shares). As such, the grant of 2022 Awards to Dr. Zhai under the 2022 Further Grant will not be subject to approval by the Shareholders pursuant to Rule 17.04(4) of the Listing Rules. Save as disclosed above, none of the 2022 Selected Persons is a Director, chief executive or substantial shareholder of the Company or an associate of any of them. The 2022 Further Grant would not result in the options and awards granted and to be granted to each individual grantee in the 12-month period up to and including the date of such grant in aggregate to exceed 1% of the Shares in issue (excluding treasury Shares). As such, the grant of 2022 Awards to the 2022 Selected Persons other than Dr. Zhai under the 2022 Further Grant will also not be subject to approval by the Shareholders in accordance with Rule 17.03D(1) of the Listing Rules.

For further details of the Pre-IPO Share Option Scheme and the Post-IPO Share Option Scheme, please refer to the section headed “Statutory and General Information – D. Employee Incentive Schemes” in Appendix IV to the Prospectus. For further details of the 2018 RSU Scheme and the grant of RSUs thereunder, please refer to the prospectus of the Company dated October 16, 2019 and the relevant announcements of the Company dated February 2, 2021, May 29, 2023 and October 24, 2024. For further details of the 2021 RSU Scheme and the grant of RSUs thereunder, please refer to the relevant announcements of the Company dated February 2, 2021, May 21, 2021, June 18, 2021, June 25, 2021, July 14, 2021, July 23, 2021, May 29, 2023 and June 27, 2025 as well as the circulars of the Company dated August 31, 2021 and April 30, 2025 and the poll results announcements of the Company dated September 20, 2021 and May 19, 2025. For further details of the 2022 RSU Scheme and the grant of RSUs thereunder, please refer to the relevant announcements of the Company dated June 23, 2022, July 14, 2022, May 8, 2023, May 29, 2023, October 24, 2024 and June 27, 2025.

FUTURE AND OUTLOOK

Leveraging our extensive experience in the global biotechnology industry, we will continue to accelerate our development of six drug candidates in our highly differentiated novel clinical pipeline to next phases and apply for NDAs across the globe.

We will invest more resources to support our key product development through accelerating clinical trial sites development, boosting clinical trial recruitment and increasing material communications with competent authorities. Meanwhile, we also expect to report significant near-term milestones for several key products in global academic conferences on our encouraging preclinical or clinical data, so as to increase our awareness and seek global collaboration opportunities.

We intend to become a fully integrated global biopharmaceutical company with a comprehensive set of capabilities focusing on business development and commercialization beyond our core competency in research and development. In anticipation of the potential commercialization of our drug candidates, we plan to capture additional commercialization opportunities in global pharmaceutical markets through actively pursuing strategic partnerships with global biotechnology and pharmaceutical companies of cooperation over our pipeline assets.

Additionally, we expect to expand our intellectual property portfolio by actively seeking patent rights for our product candidates. We will further enhance our comprehensive and growing global intellectual property portfolio in the future.

Looking forward, we will constantly extend our capability to develop the innovative therapies with better efficacy and affordable costs for patients to address the unmet medical needs, improve patient health and bring benefits to the society globally. At the same time, we will constantly strive to consolidate our position as a leading biotechnology company and maintain good financial health to protect the interests of our Shareholders.

CORPORATE GOVERNANCE AND OTHER INFORMATION

Corporate Governance Practices

We apply the principles and code provisions as set out in the CG Code contained in Appendix C1 to the Listing Rules. Save for the deviation disclosed below, in the opinion of the Directors, the Company has complied with all the code provisions as set out in the CG Code during the Reporting Period.

Pursuant to code provision C.2.1 of the CG Code, companies listed on the Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairman and the chief executive officer should be segregated and should not be performed by the same individual. The Company does not have a separate chairman and chief executive officer, and Dr. Yang currently performs these two roles. The Board believes that such arrangement will not impair the balance of power and authority between the Board and the management of the Company, because (a) decisions to be made by the Board require approval by at least a majority of the Directors and that the Board comprises three independent non-executive Directors, which represents at least one third of the Board composition and satisfies the relevant requirement under the Listing Rules, and we believe that there is sufficient check and balance in the Board; (b) Dr. Yang and other Directors are aware of and undertake to fulfil their fiduciary duties as Directors, which require, among other things, that he acts for the benefit and in the best interests of the Company and will make decisions for the Group accordingly; (c) the balance of power and authority is ensured by the operations of the Board which comprises experienced and high caliber individuals who meet regularly to discuss issues affecting the operations of the Company; and (d) strategic decisions and other key business, financial, and operational policies of the Group are formalized collectively after thorough discussion at both Board and senior management levels.

The Board will continue to review the effectiveness of the corporate governance structure of the Group in order to assess whether separation of the roles of chairman of the Board and chief executive officer is necessary.

Model Code

We have also adopted our own code of conduct regarding securities transactions, namely the policy on management of securities transactions by directors (the “Securities Transactions Code”), which applies to all Directors on terms not less exacting than the required standard indicated by the Model Code.

Upon specific enquiry, all Directors confirmed that they have complied with the Model Code and the Securities Transactions Code during the Reporting Period. In addition, the Company is not aware of any non-compliance of the Model Code and the Securities Transactions Code by the senior management of the Group during the Reporting Period.

Purchase, Sale or Redemption of Listed Securities

During the Reporting Period, neither the Company nor any of its subsidiaries purchased, sold or redeemed any listed securities (including sale of treasury shares (as defined under the Listing Rules)) of the Company. As at June 30, 2025, the Company did not hold any treasury shares.

Use of Net Proceeds

Details of use of net proceeds of fund raising activities carried out by the Company on or before June 30, 2025 are set out below.

Use of Net Proceeds from the Global Offering

With the Shares of the Company listed on the Stock Exchange on October 28, 2019, the net proceeds from the Global Offering (including shares issued as a result of the full exercise of the over-allotment option) were approximately HK$369.8 million. There was no change in the intended use of net proceeds as previously disclosed in the Prospectus and as at June 30, 2025, the Company has fully utilized the net proceeds in accordance with such intended purposes.

The table below sets out the planned applications of the net proceeds from the Global Offering and the actual usage up to June 30, 2025.

Use of proceeds	Planned allocation of net proceeds	Planned allocation of net proceeds	Planned allocation of net proceeds	Utilized amount (as at June 30, 2025)
		(HKD million)	(RMB million)	(RMB million)

Research and development to bring our Core Product, HQP1351, to commercialization	42%	155.2	138.2	138.2
Ongoing and planned clinical trials of APG-1252	13%	48.1	42.8	42.8
Ongoing and planned clinical trials of Lisaftoclax (APG-2575)	19%	70.3	62.5	62.5
Ongoing and planned clinical trials of APG-115	19%	70.3	62.5	62.5
Ongoing and planned clinical trials for the rest of the clinical programs of the Company, APG-1387 and APG-2449	6%	22.2	19.7	19.7
Working capital and general corporate purposes	1%	3.7	3.3	3.3
Total	100.0%	369.8	329.1	329.1

Notes:

(1)	The sum of the data may not add up to the total due to rounding.

(2)	Net proceeds from the Global Offering were received in Hong Kong dollars and translated to RMB for application planning. The plan was adjusted slightly due to the fluctuation of the exchange rate since the Global Offering.

Use of Net Proceeds From the 2020 Placing

The closing of the 2020 Placing of 15,000,000 Shares took place on July 15, 2020. The net proceeds (after the deduction of all applicable costs and expenses) raised from the 2020 Placing were approximately HK$689.5 million. There was no change in the intended use of the net proceeds as previously disclosed in the relevant announcement of the Company dated July 8, 2020 and as at June 30, 2025, the Company has fully utilized the net proceeds in accordance with such intended purposes.

The table below sets out the planned applications of the net proceeds from the 2020 Placing and the actual usage up to June 30, 2025.

Use of proceeds	Planned allocation of net proceeds	Planned allocation of net proceeds	Planned allocation of net proceeds	Utilized amount (as at June 30, 2025)
		(HK$ million)	(RMB million)	(RMB million)
Clinical development for other pipeline products, such as Lisaftoclax (APG-2575), APG-115, APG-1387 and APG-1252	60%	413.5	345.0	345.0
Registration, trial production and marketing of the Core Product, HQP1351	20%	138.0	115.0	115.0
Ongoing and planned clinical trials of Lisaftoclax (APG-2575)	20%	138.0	115.0	115.0
Total	100%	689.5	575.0	575.0

Notes:

(1)	The sum of the data may not add up to the total due to rounding.

(2)	Net proceeds from the 2020 Placing were received in Hong Kong dollars and translated to RMB for application planning. The plan was adjusted slightly due to the fluctuation of the exchange rate since the 2020 Placing.

Use of Net Proceeds From the 2021 Placing

On February 3, 2021, the Company entered into the 2021 Placing and subscription agreement with Ascentage Limited (the “Vendor”) and J.P. Morgan Securities (Asia Pacific) Limited and China International Capital Corporation Hong Kong Securities Limited (the “2021 Placing Agents”), pursuant to which (i) the Vendor agreed to appoint the 2021 Placing Agents, and the 2021 Placing Agents agreed to act as agents of the Vendor to procure not less than six placees (the “2021 Placees”), on a best effort basis, to purchase up to 26,500,000 shares of the Company (the “2021 Placing Shares”) at the price of HK$44.2 per 2021 Placing Share; and (ii) the Vendor agreed to subscribe for, and the Company agreed to issue to the Vendor up to 26,500,000 new shares of the Company at the price of HK$44.2 per subscription Share (the “2021 Subscription”). The closing of the 2021 Placing took place on February 8, 2021 and the closing of the 2021 Subscription took place on February 11, 2021. A total of 26,500,000 placing Shares have been successfully placed by the 2021 Placing Agents to the 2021 Placees. A total of 26,500,000 subscription Shares had been allotted and issued to the Vendor pursuant to the general mandate granted to the Directors at the AGM held on June 19, 2020. The net proceeds (after the deduction of all applicable costs and expenses) raised from the 2021 Placing were approximately HK$1,153.64 million. There was no change in the intended use of the net proceeds as previously disclosed in the relevant announcement of the Company dated February 3, 2021 and as at June 30, 2025, the Company has fully utilized the net proceeds in accordance with such intended purposes.

The table below sets out the planned applications of the net proceeds from the 2021 Placing and the actual usage up to June 30, 2025.

Use of proceeds	Planned allocation of net proceeds	Planned allocation of net proceeds	Planned allocation of net proceeds	Utilized amount (as at June 30, 2025)
		(HK$ million)	(RMB million)	(RMB million)
Clinical development of the key product candidate, APG-2575	50%	576.8	480.6	480.6
Registrational trials for full approval and the commercialization of the Core Product, HQP1351	20%	230.7	192.2	192.2
Clinical development for other pipeline products such as APG-115 (MDM2-p53 inhibitors currently in Phase Ib/II clinical trial), APG-1387 (pan-IAP inhibitor currently in Phase Ib/II clinical trial) and APG-1252 (Bcl-2/Bcl-xL dual inhibitor currently in Phase I clinical trial)	20%	230.7	192.2	192.2
General corporate purposes	10%	115.4	96.1	96.1
Total	100%	1,153.6	961.1	961.1

Notes:

(1)	The sum of the data may not add up to the total due to rounding.

(2)	Net proceeds from the 2021 Placing were received in Hong Kong dollars and translated to RMB for application planning. The plan was adjusted slightly due to the fluctuation of the exchange rate since the 2021 Placing.

Use of Net Proceeds From the 2023 Placing

On January 18, 2023, the Company entered into the 2023 Placing and subscription agreement with Ascentage Limited (the “Vendor”) and J.P. Morgan Securities (Asia Pacific) Limited, China International Capital Corporation Hong Kong Securities Limited and Citigroup Global Markets Asia Limited (the “2023 Placing Agents”), pursuant to which (i) the Vendor agreed to appoint the 2023 Placing Agents, and the 2023 Placing Agents agreed to act as agents of the Vendor, to procure not less than six placees (the “2023 Placees”), on a best effort basis, to purchase up to 22,500,000 shares of the Company (the “2023 Placing Shares”) at the price of HK$24.45 per 2023 Placing Share; and (ii) the Vendor agreed to subscribe for, and the Company agreed to issue to the Vendor up to 22,500,000 new shares of the Company at the price of HK$24.45 per subscription Share (the “2023 Subscription”). The closing of the 2023 Placing took place on January 20, 2023 and the closing of the 2023 Subscription took place on February 1, 2023. A total of 22,500,000 placing Shares have been successfully placed by the 2023 Placing Agents to the 2023 Placees. A total of 22,500,000 subscription Shares have been allotted and issued to the Vendor pursuant to the generate mandate granted to the Directors by the Shareholders at the annual general meeting of the Company held on May 19, 2022. The net proceeds (after the deduction of all applicable costs and expenses) raised from the 2023 Placing were approximately HK$543.9 million. There was no change in the intended use of the net proceeds as previously disclosed in the relevant announcement of the Company dated January 18, 2023 and the Company has fully utilized the net proceeds in accordance with such intended purposes.

The table below sets out the planned applications of the net proceeds from the 2023 Placing and the actual usage up to June 30, 2025.

Use of proceeds	Planned allocation of net proceeds	Planned allocation of net proceeds	Planned allocation of net proceeds	Utilized amount (as at June 30, 2025)	Unutilized amount (as at June 30, 2025)
		(HK$ million)	(RMB million)	(RMB million)	(RMB million)
Clinical trials of the key product candidate APG-2575	50%	272.0	235.1	235.1	0
Clinical trials of the core product HQP1351	20%	108.8	94.0	94.0	0
Clinical development of other key product candidates	20%	108.8	94.0	94.0	0
General corporate purposes	10%	54.4	47.0	47.0	0
Total	100%	544.0	470.1	470.1	0

Notes:

(1)	The sum of the data may not add up to the total due to rounding.

(2)	Net proceeds from the 2023 Placing were received in Hong Kong dollars and translated to RMB for application planning. The plan was adjusted slightly due to the fluctuation of the exchange rate since the 2023 Placing.

Use of Net Proceeds From the Subscription of Shares by Innovent

Innovent has subscribed for 8,823,863 Shares at a total consideration of HK$388.25 million (being approximately US$50 million) and at the subscription price of HK$44.0 per Share. The completion of the subscription of Shares by Innovent took place on July 23, 2021. The net proceeds (after the deduction of all applicable costs and expenses) raised from the subscription of Shares by Innovent were approximately HK$388.06 million (being approximately US$49.98 million). There was no change in the intended use of the net proceeds as previously disclosed in the relevant announcement of the Company dated July 14, 2021 and as at June 30, 2025, the Company has fully utilized the net proceeds in accordance with such intended purposes.

The table below sets out the planned applications of the net proceeds from the subscription of Shares by Innovent and the actual usage up to June 30, 2025.

Use of proceeds	Planned allocation of net proceeds	Planned allocation of net proceeds	Planned allocation of net proceeds	Utilized amount (as at June 30, 2025)	Unutilized amount (as at June 30, 2025)
		(HK$ million)	(RMB million)	(RMB million)	(RMB million)
Development and commercialization of the Company’s Core Product, HQP1351	30%	116.42	97.10	97.10	0
Development of the Company’s key product candidate, APG-2575	70%	271.64	226.40	226.40	0
Total	100%	388.06	323.50	323.50	0

Notes:

(1)	The sum of the data may not add up to the total due to rounding.

(2)	Net proceeds from the subscription of Shares by Innovent were received in Hong Kong dollars and translated to RMB for application planning.

Use of Net Proceeds from the 2024 Share Subscription

On June 20, 2024, pursuant to the Securities Purchase Agreement with Takeda, we issued and sold to Takeda 24,307,322 of our ordinary shares, or the Takeda Shares, at a price per share equal to HK$24.09850 (equivalent to approximately US$3.08549), for an aggregate consideration of US$75,000,000 (equivalent to approximately HK$585.77 million). The purchase price per shares in the 2024 Share Subscription is HK$24.09850. The closing price of the Shares on June 14, 2024, being the date on which the terms of the Securities Purchase Agreement was fixed, was HK$23.05.

The number of shares in the 2024 Share Subscription represents approximately 8.37% of the then existing issued share capital of the Company and approximately 7.73% of the then enlarged issued share capital of the Company.

All the Share Subscription Conditions Precedent have been satisfied and the Closing took place on June 20, 2024 (after trading hours). An aggregate of 24,307,322 subscription Shares have been successfully allotted and issued by the Company to Takeda at the Share Purchase Price of HK$24.09850 (equivalent to approximately US$3.08549) per subscription Share pursuant to the terms and conditions of the Securities Purchase Agreement.

The gross proceeds raised from the 2024 Share Subscription is US$75,000,000 (equivalent to approximately HK$585.77 million) and the net proceeds (after deducting all applicable costs and expenses) arising from the 2024 Share Subscription amount to approximately US$75,000,000 (equivalent to approximately HK$585.77 million). There was no change in the intended use of the net proceeds as previously disclosed in the relevant announcement of the Company dated June 14, 2024 and the Company will gradually utilize the net proceeds in accordance with such intended purposes.

The strategic equity investment in the Company by Takeda by way of the 2024 Share Subscription is expected to provide further financial support to the Company’s global clinical development programs.

The table below sets out the planned applications of the net proceeds from the 2024 Share Subscription and the actual usage up to June 30, 2025.

Use of proceeds		Planned allocation of net proceed	Planned allocation of net proceed	Balance of the unutilized amount (as at December 31, 2024)	Utilized amount during the Reporting Period	Utilized amount (as at June 30, 2025)	Unutilized amount (as at June 30, 2025)	Expected timeline for utilizing the remaining balance of net proceeds from the 2024 Share Subscription
		(US$ million)	(RMB million)	(RMB million)	(RMB million)	(RMB million)	(RMB million)
Development of the Company’s Core Product, HQP1351 and the Company’s key product candidate, APG-2575	90%	67.5	480.3	115.5	70.2	422.2	45.3	December 31, 2025
Development of the Company’s other key product candidates	10%	7.5	53.3	12.8	7.8	46.9	5.0	December 31, 2025
Total	100%	75	533.6	128.3	78.0	469.1	50.2

Notes:

(1)	The sum of the data may not add up to the total due to rounding.

(2)	The expected timeline for utilizing the remaining balance of net proceeds is based on the best estimation of the market conditions made by the Group and it is subject to the research and development progress of the Group.

(3)	Net proceeds from the 2024 Share Subscription were received in U.S. dollars and translated to RMB for application planning. The plan was adjusted slightly due to the fluctuation of the exchange rate since the 2024 Share Subscription.

Use of Net Proceeds from the U.S. Initial Public Offering

On January 28, 2025, we completed our U.S. initial public offering in which we offered and sold an aggregate 7,325,000 ADSs at an offer price of US$17.25 per ADS, representing 29,300,000 ordinary shares of the Company for gross proceeds of approximately US$126.4 million (equivalent to approximately HK$983.8 million). On February 13, 2025, in connection with the underwriters’ exercise of their over-allotment option, we issued an additional 935,144 ADSs at an offer price of US$17.25 per ADS, representing 3,740,576 ordinary shares of the Company for gross proceeds of approximately US$16.13 million (equivalent to approximately HK$125.6 million). Each ADS represents 4 ordinary shares. Our ADSs are listed on the Nasdaq under the symbol “AAPG.”

Therefore, we issued a total of 8,260,144 ADSs (representing 33,040,576 ordinary shares). After the issuance, the total number of our issued and outstanding ordinary shares increased from 315,226,005 shares to 348,266,581 shares. The aggregate gross proceeds raised under the offering were approximately US$142.5 million (equivalent to approximately HK$1,109.4 million). The net proceeds under the Offering were approximately US$132.5 million (equivalent to approximately HK$1,031.8 million) after deduction of the underwriting discounts and commissions of approximately US$10.0 million (equivalent to approximately HK$77.7 million).

There is no change in our intended use of the net proceeds from our U.S. initial public offering as previously disclosed in our announcements dated February 2, 2025 and February 13, 2025.

For details, please refer to the announcements issued by the Company on December 29, 2024, January 21, 2025, January 24, 2025, February 2, 2025, and February 13, 2025.

The table below sets out the planned applications of the net proceeds from the offering and the actual usage up to June 30, 2025.

Use of proceeds	Planned allocation of net proceed	Planned allocation of net proceed	Utilized amount during the Reporting Period	Utilized amount (as at June 30, 2025)	Unutilized amount (as at June 30, 2025	Expected timeline for utilizing the remaining balance of net proceeds from the offering
	(US$ million)	(RMB million)	(RMB million)	(RMB million)	(RMB million)
To pursue NDA approval of Lisaftoclax for R/R CLL in China and to prepare for commercial launch in China, advance the clinical development of Lisaftoclax in the United States and other countries, including completing enrollment for GLORA and pursuing clearance with regulatory authorities to add new trial sites in multiple countries and to pursue additional indications for Lisaftoclax	50.0-60.0	398.4	92.2	92.2	306.2	June 30, 2026
To advance the clinical development of Olverembatinib in the United States and other countries, including completing enrollment for POLARIS-2 and pursuing clearance with regulatory authorities to add new trial sites in multiple countries, and to expand the label of Olverembatinib into earlier lines and other indications	30.0-40.0	253.5	58.7	58.7	194.9	June 30, 2026
To fund the research and development of our other product candidates, including completing the Phase 1 clinical trial for APG-5918 in anemia and pursuing clearance to initiate a registrational trial for alrizomadlin	10.0-20.0	181.1	41.9	41.9	139.2	June 30, 2026
For the development of our future pipeline programs and for working capital and general corporate purposes	17.5	126.8	29.3	29.3	97.4	June 30, 2026
Total	132.5	959.8	222.1	222.1	737.7

Note: The sum of the data may not add up to the total due to rounding.

2021 WARRANTS

On July 14, 2021, the Company and Innovent entered into a warrant subscription deed, pursuant to which the Company agreed to issue to Innovent 6,787,587 warrants. The initial subscription price of each warrant share upon exercise of the warrants is HK$57.20. The subscription rights attaching to the warrants may be exercised during the period commencing on the date of issuance of the warrants and ending on the date that is 24 months after the date of issuance of the warrants. The warrants have expired in July 2023 and not been exercised.

Audit Committee

The Company has established the Audit Committee with written terms of reference in accordance with the Listing Rules. The Audit Committee comprises two independent non-executive Directors, namely, Mr. Ye Changqing and Ms. Marina S. Bozilenko, and one non-executive Director Dr. Lu Simon Dazhong. Mr. Ye Changqing is the chairman of the Audit Committee.

The unaudited condensed consolidated financial statements of the Group for the six months ended June 30, 2025 and this announcement have been reviewed by the Group’s external auditor, Ernst & Young, in accordance with the Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants, and by the Audit Committee. The Audit Committee concluded that such financial statements and this announcement had been prepared in accordance with applicable accounting standards and relevant requirements, and had made adequate disclosure. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control with senior management members of the Company.

Future Plans for Material Investments and Capital Assets

Save as disclosed in this announcement, as at the date of this announcement, there were no future plans regarding material investment or capital assets.

EVENTS AFTER THE REPORTING PERIOD

Save for the 2025 Placing as disclosed under the section headed “Financing Activities” above, subsequent to the six months ended June 30, 2025 and up to the date of this announcement, no important events affecting the Company has taken place that is required to be disclosed.

INTERIM DIVIDEND

The Board does not recommend the distribution of an interim dividend for the six months ended June 30, 2025 (six months ended June 30, 2024: Nil).

PUBLICATION OF INTERIM RESULTS ANNOUNCEMENT AND INTERIM REPORT

This announcement is published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (www.ascentage.com).

The interim report for the six months ended June 30, 2025 containing all the information required by Appendix D2 to the Listing Rules will be provided to the Shareholders and published on the websites of the Stock Exchange and the Company.

APPRECIATION

The Board would like to express its sincere gratitude to the Shareholders, management team, employees, business partners and customers of the Group for their support and contribution to the Group.

DEFINITIONS

Unless the context requires otherwise, the expressions used in this announcement shall have the meanings as follows:

“2018 RSU Scheme”	the restricted share unit scheme approved by the Board on July 6, 2018 (as amended from time to time)

“2020 Placing”	the placing of 15,000,000 Shares at a price of HK$46.80 each pursuant to the terms and conditions of the 2020 Placing Agreement

“2020 Placing Agreement”	the placing agreement entered into among the Company, Citigroup Global Markets Limited and J.P. Morgan Securities (Asia Pacific) Limited dated July 8, 2020 in relation to the 2020 Placing

“2021 Placing”	the placing and subscription of 26,500,000 Shares at a price of HK$44.20 each pursuant to the terms and conditions of the 2021 Placing Agreement

“2021 Placing Agreement”	the placing and subscription agreement entered into among the Company, the Founders SPV, J.P. Morgan Securities (Asia Pacific) Limited and China International Capital Corporation Hong Kong Securities Limited dated February 3, 2021 in relation to the 2021 Placing

“2021 RSU Scheme”	the restricted share unit scheme approved by the Board on February 2, 2021 (as amended from time to time)

“2022 RSU Scheme”	the restricted share unit scheme approved by the Board on June 23, 2022 (as amended from time to time)

“2023 Placing”	the placing and subscription of 22,500,000 Shares at a price of HK$24.45 each pursuant to the terms and conditions of the 2023 Placing Agreement

“2023 Placing Agreement”	the placing and subscription agreement entered into among the Company, the Founders SPV, J.P. Morgan Securities (Asia Pacific) Limited, China International Capital Corporation Hong Kong Securities Limited and Citigroup Global Markets Limited dated January 18, 2023 in relation to the 2023 Placing

“2024 Share Subscription”	the purchase of the 24,307,322 new Shares issued by the Company under the general mandate by Takeda pursuant to the Securities Purchase Agreement

“2025 Placing”	the placing and subscription of 22,000,000 Shares at a price of HK$68.60 each pursuant to the terms and conditions of the 2025 Placing Agreement

“2025 Placing Agreement”	the placing and subscription agreement entered into among the Company, Dajun Yang Dynasty Trust, J.P. Morgan Securities (Asia Pacific) Limited and Citigroup Global Markets Limited dated July 14, 2025 in relation to the 2025 Placing

“AACR”	American Association for Cancer Research

“ADS(s)”	American depositary share(s), each ADS represents 4 Ordinary Shares

“AGM”	annual general meeting of the Company

“ALK”	anaplastic lymphoma kinase

“ALL”	acute lymphoblastic leukemia

“AML”	acute myelogenous leukemia

“APG-115”	Alrizomadlin, our novel, orally active small molecule MDM2-p53 inhibitor

“APG-1252”	Pelcitoclax, our novel, highly potent, small molecule drug designed to restore apoptosis, or programmed cell death, through selective inhibition of the Bcl-2/Bcl-xL proteins

“APG-1387”	our novel, small molecule inhibitor of the IAP

“APG-2449”	our third-generation inhibitor of the FAK, ROS1 and ALK kinases

“APG-2575”	Lisaftoclax (APG-2575), our novel, orally administered Bcl-2 inhibitor

“APG-5918”	our potent, orally available, and selective EED inhibitor

“ASCO”	American Society of Clinical Oncology

“Ascentage”	collectively, Ascentage Pharma, Ascentage HK, Ascentage GZ, Ascentage SZ

“Ascentage GZ” or “Guangzhou Healthquest”	Guangzhou Healthquest Pharma Co. Ltd.* (廣州順健生物醫藥科技有限公司), a company established under the laws of the PRC with limited liability and an indirect wholly-owned subsidiary of the Company

“Ascentage HK”	Ascentage Pharma Group Corp Limited (亞盛醫藥集團(香港)有限公司), a limited liability company incorporated under the laws of Hong Kong and a wholly-owned subsidiary of the Company

“Ascentage SZ”	Suzhou Ascentage Pharma Co., Ltd.* (蘇州亞盛藥業有限公司), a company established under the laws of the PRC with limited liability and an indirect wholly-owned subsidiary of the Company

“AstraZeneca”	AstraZeneca PLC, a UK-Swedish multinational pharmaceutical and biopharmaceutical company headquartered in the United Kingdom, an Independent Third Party

“Audit Committee”	the audit committee of the Board

“AZA”	Azacitidine

“Bcl-2”	B-cell lymphoma 2

“Bcl-2/Bcl-xL”	B-cell lymphoma 2/B-cell lymphoma extra-large; a member of the Bcl-2 family proteins, and acts as an anti-apoptotic protein by preventing the release of mitochondrial contents such as cytochrome c, which leads to caspase activation and ultimately, programmed cell death

“BCR”	breakpoint cluster region

“BCR-ABL”	a fusion gene formed by the ABL gene from chromosome 9 joining to the BCR gene on chromosome 22, which is found in most patients with chronic myelogenous leukemia, or CML, and in some patients with acute lymphoblastic leukemia, or ALL, or acute myelogenous leukemia or AML

“Board”	the board of directors of the Company

“BTK”	Bruton’s tyrosine kinase inhibitor

“BVI”	the British Virgin Islands

“CDE”	the center of drug evaluation of China

“CG Code”	the “Corporate Governance Code” as contained in Appendix C1 to the Listing Rules

“CLL”	chronic lymphocytic leukemia; a slowly progressing, liquid form of tumor that causes an excess of white blood cells in the bone marrow, blood, liver, and spleen

“Closing”	closing under the Securities Purchase Agreement

“CML”	chronic myeloid/myelogenous leukemia; a type of cancer that affects the blood and bone marrow

“CML-CP”	chronic-phase chronic myeloid leukemia

“Company” or “Ascentage Pharma”	Ascentage Pharma Group International (亞盛醫藥集團), an exempted company incorporated in the Cayman Islands with limited liability on November 17, 2017

“Core Product”	has the meaning ascribed to it in Chapter 18A of the Listing Rules

“Director(s)”	the director(s) of the Company, including all executive, non- executive and independent non-executive directors

“Dr. Guo”	Dr. Guo Edward Ming, a Substantial Shareholder

“Dr. Wang”	Dr. Wang Shaomeng, our non-executive director and a Substantial Shareholder

“Dr. Yang”	Dr. Yang Dajun, our chairman, chief executive officer, a Substantial Shareholder, and spouse of Dr. Zhai

“Dr. Zhai”	Dr. Zhai Yifan, our chief medical officer, a Substantial Shareholder, and spouse of Dr. Yang

“EED”	Embryonic Ectoderm Development

“EGFR”	epidermal growth factor receptor

“Exclusive Option Agreement”	the exclusive option agreement dated June 14, 2024 entered into among Ascentage and Takeda in relation to, among other things, research, development, import, export, manufacture, usage, commercialization and exploitation of Olverembatinib

“FAK”	focal adhesion kinase; an enzyme involved in cellular adhesion (how cells stick to each other and their surroundings) and spreading processes (how cells move around)

“FDA”	U.S. Food and Drug Administration

“FL”	follicular lymphoma

“Founders SPV”	Ascentage Limited (now dissolved), a company incorporated in BVI with limited liability which is owned by Dr. Yang (for himself and as settlor of the Yang Family Trust) as to 45.53%, Dr. Guo (for himself and as settlor of the Guo Family Trust) as to 27.69% and Dr. Wang (for himself and as settlor of the Wang Family Trust) as to 26.78%, a Substantial Shareholder

“FVTPL”	fair value through profit or loss

“GC”	gastric cancer

“GIST”	gastrointestinal stromal tumor

“Global Offering”	the Hong Kong public offering and the international offering as defined in the Prospectus

“GMP”	Good Manufacturing Practices

“Group”, “we”, “our” or “us”	the Company and its subsidiaries from time to time

“Guo Family Trust”	Ming Edward Guo Dynasty Trust, a discretionary family trust established by Dr. Guo as settlor for the benefits of Dr. Guo’s family members, of which South Dakota Trust is a trustee

“HBV”	hepatitis B virus

“HK$” or “Hong Kong dollars” or “HKD”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“HQP1351”	formerly known as D824, or GZD824; Olverembatinib, our third- generation BCR-ABL inhibitor, which was designed to overcome drug resistance caused by BCR-ABL kinase mutants such as T315I mutants

“IAP”	inhibitors of apoptosis protein

“IFRS”	International Financial Reporting Standards, as issued from time to time by the International Accounting Standards Board

“IND”	investigational new drug, an application and approval process required before drug candidates may commence clinical trials

“Innovent”	Innovent Biologics, Inc. (信達生物製藥), an exempted company incorporated in the Cayman Islands with limited liability, the shares of which are listed on the Main Board of the Stock Exchange (stock code: 1801)

“Innovent Suzhou”	Innovent Biologics (Suzhou) Co., Ltd. (信達生物製藥(蘇州)有限公司), a company with limited liability established under the laws of the PRC and controlled by Innovent

“IP”	intellectual property

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time

“Main Board”	the stock exchange (excluding the option market) operated by the Stock Exchange which is independent from and operates in parallel with the Growth Enterprise Market of the Stock Exchange

“MDM2”	Murine Double Minute 2

“MDS”	myelodysplastic syndrome; group of cancers in which immature blood cells in the bone marrow do not mature and therefore do not become healthy blood cells

“MM”	multiple myeloma

“Model Code”	the “Model Code for Securities Transactions by Directors of Listed Issuers” set out in Appendix C3 to the Listing Rules

“NASDAQ”	National Association of Securities Dealers Automated Quotations

“NCCN”	National Comprehensive Cancer Network

“NDA”	New Drug Application

“NHL”	non-Hodgkin’s lymphoma

“NMPA”	National Medical Products Administration of the PRC, formerly known as the China National Drug Administration, or CNDA, and the China Food and Drug Administration, or CFDA

“NRDL”	National Reimbursement Drug List

“NSCLC”	non-small cell lung cancer

“ODD”	Orphan Drug Designations

“Option”	the exclusive option granted by Ascentage to Takeda to enter into an exclusive license agreement, pursuant to the terms of the Exclusive Option Agreement

“PD-1”	Programmed cell death protein 1, a cell surface receptor that belongs to the immunoglobulin superfamily and is expressed on T cells and pro-B cells

“Ph+ ALL”	Philadelphia-positive acute lymphoblastic leukemia

“Post-IPO Share Option Scheme”	the post-IPO share option scheme approved by the Board on September 28, 2019 as amended from time to time

“PRC” or “China” or “Mainland China”	the People’s Republic of China and for the purposes of this announcement only, except where the context requires otherwise, references to China or the PRC exclude Hong Kong, Macau and Taiwan

“Pre-IPO Share Option Scheme”	the pre-IPO share option scheme approved by the Board on July 13, 2018 as amended from time to time

“Prospectus”	the prospectus of the Company dated October 16, 2019

“R&D”	research and development

“relapsed/refractory” or “R/R”	disease or condition which become progressive after treatment (relapsed) or does not respond to the initial treatment (refractory)

“Reporting Period”	the six-month period from January 1, 2025 to June 30, 2025

“RMB”	Renminbi, the lawful currency of the PRC

“ROS1”	receptor tyrosine kinase with structural similarity to the ALK protein

“RSU(s)”	restricted share unit(s)

“SCLC”	small cell lung cancer

“SDH-”	succinate dehydrogenase-

“Securities Purchase Agreement”	the securities purchase agreement dated June 14, 2024 entered into between the Company and Takeda in relation to the 2024 Share Subscription

“Shareholders”	holder(s) of the Share(s)

“Share(s)”	ordinary share(s) of US$0.0001 par value each in the share capital of the Company

“Share Purchase Price”	HK$24.09850 (equivalent to approximately US$3.08549), which is the share purchase price for each Subscription Share under the Securities Purchase Agreement

“Share Subscription Conditions Precedent”	the conditions precedent to the 2024 Share Subscription

“Stock Exchange”	The Stock Exchange of Hong Kong Limited, a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited

“SLL”	small lymphocytic leukemia

“Subscription Share(s)”	the 24,307,322 shares which the Company agreed to issue and allot, and Takeda agreed to subscribe pursuant to the Securities Purchase Agreement

“Substantial Shareholder(s)”	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires refers to Dr. Yang, Dr. Guo, Dr. Wang, the Founders SPV, Dr. Zhai and HealthQuest Pharma Limited

“T315I”	a type of mutation that sometimes results in the failure of tyrosine kinase inhibitor (TKI) treatment

“Takeda”	Takeda Pharmaceuticals International AG, a company established under the laws of Switzerland

“TKI(s)”	tyrosine kinase inhibitor; a type of pharmaceutical drug that inhibits tyrosine kinases

“United States” or “U.S.”	the United States of America, its territories, its possessions and all areas subject to its jurisdiction

“US$”, “USD” or “U.S. dollars”	United States dollars, the lawful currency of the United States

“Wang Family Trust”	Shaomeng Wang Dynasty Trust, a discretionary family trust established by Dr. Wang as settlor for the benefits of Dr. Wang’s family members, of which South Dakota Trust is a trustee

“WM”	waldenström macroglobulinemia

“Yang Family Trust”	Dajun Yang Dynasty Trust, a discretionary family trust established by Dr. Yang as settlor for the benefits of Dr. Yang’s family members, of which South Dakota Trust is a trustee

“%”	per cent

By order of the Board
Ascentage Pharma Group International Dr. Yang Dajun
Chairman and Executive Director

Suzhou, the PRC, August 21, 2025

As at the date of this announcement, the Board is comprised of Dr. Yang Dajun, as chairman and executive Director, Dr. Wang Shaomeng and Dr. Lu Simon DazhongNote as non-executive Directors, and Mr. Ye Changqing, Mr. Ren Wei, Dr. David Sidransky, Ms. Marina S. Bozilenko, Dr. Debra Yu and Dr. Marc E. Lippman, MD as independent non-executive Directors.

Note: Dr. Lu Simon Dazhong satisfy the independence requirements of the U.S. Securities and Exchange Commission and Nasdaq corporate governance requirements.